UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended 30 June 2018

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	1

Interim report

Introduction

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. ING Bank’s more than 52,000 employees offer retail and wholesale banking services to customers in over 40 countries. The Group consists of ING Groep N.V., ING Bank N.V. and other group entities.

ING Group evaluates the results of its Banking segments using a financial performance measure called underlying result. Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board and Management Board of ING Bank consider this measure to be relevant to an understanding of the Group’s financial performance because it gives better insight into the commercial developments of the company.

Underlying result is defined as result under IFRS- EU, excluding the impact of divestments, special items and Legacy Insurance. Special Items include items of income and expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Legacy Insurance consists of the results from Insurance Other. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

The breakdown of underlying net result by segment and the reconciliation between IFRS-EU and the underlying net result is included in Note 20 ‘Segments’.

ING Group consolidated results

ING Group: Consolidated profit or loss account
	Total ING Group		of which: Divestments / Special items		of which: Insurance Other		of which: Underlying Banking
6 month period (1 January to 30 June)	2018	2017	2018	2017	2018	2017	2018	2017
Net interest income	6,845	6,711					6,845	6,711
Net fee and commission income	1,377	1,395			–2	–1	1,378	1,396
Total investment and other income	737	758			20	–62	717	820

Total income	8,959	8,864	–	–	18	–64	8,940	8,928

Expenses excl. regulatory costs	4,441	4,379					4,441	4,379
Regulatory costs	591	543					591	543

Operating expenses	5,032	4,922	–	–	–	–	5,032	4,922

Gross result	3,927	3,942	–	–	18	–64	3,908	4,005

Addition to loan loss provisions	200	362					200	362

Result before tax	3,727	3,580	–	–	18	–64	3,708	3,644

Taxation	1,021	1,022					1,021	1,022
Non-controlling interests	51	44					51	44

Net result ING Group	2,654	2,514	–	–	19	–64	2,636	2,578

6 month period (1 January to 30 June)	2018	2017
Net result ING Group	2,654	2,514

-/- Insurance Other	19	–64

Net result Banking/ Underlying net result Banking	2,636	2,578

ING recorded strong results in the first half of 2018, driven by continued business growth and lower risk costs. The net result rose 5.6% to EUR 2,654 million compared with EUR 2,514 million in the same period of 2017. The result in the first six months of 2018 included a EUR 19 million net result from Insurance Other, reflecting the result on the warrants on the shares of Voya and NN Group, whereas the same period of last year included a EUR -64 million net result on warrants. At the end of June 2018, ING has only warrants on NN Group shares as the last warrants on Voya shares were sold in March 2018.

There were no divestments or special items in the first six months of both 2018 and 2017.

ING’s underlying net result banking, which is the net result excluding Insurance Other, increased 2.2% to EUR 2,636 million from EUR 2,578 million in the first six months of 2017.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	2

Interim report - continued

Banking operations

Consolidated results of operations

ING’s banking operations posted a strong set of results in the first half of 2018. Net result rose to EUR 2,636 million from EUR 2,578 million in the same period of 2017. As there were no divestments or special items in both comparable periods, the net result is equal to the underlying net result. The effective tax rate was 27.5%, down from 28.0% in the first half of 2017, mainly caused by the corporate tax reforms in the US and Belgium.

The underlying result before tax increased 1.8% to EUR 3,708 million from EUR 3,644 million in the first half of 2017, supported by continued business growth and lower risk costs. Income was only marginally higher as the impact of strong loan growth was almost fully offset by adverse currency impacts, weaker Financial Markets performance and a EUR 97 million one-off gain on the sale of an equity stake in the real estate run-off portfolio recorded in the first half of 2017. Underlying operating expenses rose 2.2% on the first six months of 2017, while risk costs declined by EUR 162 million, or 44.8%.

Total underlying income rose 0.1% to EUR 8,940 million from EUR 8,928 million in the first six months of 2017. Excluding the aforementioned EUR 97 million one-off gain, income was 1.2% higher, despite the adverse currency impacts and weaker Financial Markets performance.

Net interest income rose by EUR 134 million, or 2.0%, mainly driven by continued volume growth in both customer lending and customer deposits. The interest result on customer lending increased due to higher volumes in mainly non-mortgage lending, partly offset by a slightly lower overall lending margin. The interest result on customer deposits slightly declined as the impact of volume growth in current accounts was more than offset by margin pressure due to lower reinvestment yields. The margin on savings remained stable compared with a year ago, supported by the further lowering of the client savings rates in several countries during the last twelve months. Net interest income was furthermore supported by higher interest results in Financial Markets (which was more than offset by lower other income) and Corporate Line. ING’s overall net interest margin remained stable at 1.51% compared with the first half of 2017.

Net fee and commission income decreased 1.3% to EUR 1,378 million from EUR 1,396 million one year ago. In Retail Banking, net fee and commission income increased in the Netherlands and most of the Challengers & Growth Markets countries, partly offset by declines in mainly Belgium and Turkey. Total fee income in Wholesale Banking decreased despite the inclusion of Payvision as from the second quarter of 2018, and was mainly caused by lower Financial Markets fees. Total investment and other income fell to EUR 717 million from EUR 820 million in the first half of 2017, which included the one-off gain on the sale of the equity stake. Excluding this one-off gain, investment and other income declined by EUR 6 million, or 0.8%. Lower revenues in Wholesale Banking, mainly due to weaker performance in Financial Markets and negative revaluation results in Industry Lending, were largely offset by increases in mainly Retail Netherlands and the Corporate Line.

Underlying operating expenses increased by EUR 110 million, or 2.2%, to EUR 5,032 million. Expenses in the first six months of 2018 included EUR 591 million of regulatory costs, while the same period of 2017 included EUR 543 million of regulatory costs. Expenses excluding regulatory costs rose by EUR 62 million, or 1.4%, to EUR 4,441 million. The increase was mainly visible in the Retail Challengers & Growth Markets, mainly related to strategic projects and to support the continued growth in primary clients, and in Retail Belgium due to temporarily higher external staff expenses. In Retail Netherlands, expenses excluding regulatory costs declined reflecting ongoing cost savings. Within Wholesale Banking, expenses excluding regulatory costs were slightly lower. This decline was mainly caused by the legal provision recorded in Luxembourg in the second quarter of 2017 (which was partially released in the first quarter of 2018), partly offset by higher staff expenses and the inclusion of Payvision as from the second quarter of 2018. The underlying cost/income ratio increased to 56.3% from 55.1% in the first half of 2017.

Net additions to loan loss provisions declined to EUR 200 million from EUR 362 million in the first half of 2017, reflecting the continued positive macroeconomic outlook, combined with a benign credit environment in most regions where ING is active. The decline was mainly visible in Retail Netherlands and Wholesale Banking. Risk costs were annualised 13 basis points of average risk-weighted assets (RWA) compared with 23 basis points in the first half of 2017, which is well below ING’s through-the-cycle guidance range for risk costs of 40-45 basis points of average RWA.

Retail Netherlands

Underlying result before tax of Retail Netherlands rose to EUR 1,239 million from EUR 1,043 million in the first six months of 2017, due to higher income, combined with lower operating expenses and risk costs.

Total underlying income increased by EUR 74 million, or 3.4%, to EUR 2,267 million, compared with EUR 2,193 million in the first half of 2017. Net interest income declined 1.3%, mainly reflecting lower lending volumes and margin pressure on current accounts due to the low interest rate environment, partly offset by higher margins on mortgages and increased volumes in current accounts. Customer lending declined by EUR 1.4 billion in the first half of 2018, of which EUR -0.6 billion was in the WUB run-off portfolio and EUR -1.4 billion in Bank Treasury. Excluding these items, net core lending grew by EUR 0.6 billion, predominantly in business lending, partly offset by a EUR 0.2 billion decline in residential mortgages. Net customer deposits (excluding Bank Treasury) grew by EUR 3.4 billion in the first half of 2018.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	3

Interim report - continued

Net fee and commission income increased by EUR 19 million, or 6.3%, due to higher funds transfer fees. Investment and other income rose by EUR 78 million, mainly due to higher allocated Bank Treasury revenues.

Operating expenses declined by EUR 43 million, or 3.8%, to EUR 1,078 million compared with the first six months of 2017. This decline was mainly due to non-recurring items booked in the second quarter of 2017, ongoing cost savings realised through the transformation programmes, and lower IT expenses, partly offset by increased regulatory costs.

The net addition to loan loss provisions turned to a net release of EUR 51 million, or -21 basis points of average risk-weighted assets, in the first half of 2018, compared with EUR 29 million, or 12 basis points, in the same period of last year. The net release in the first half of 2018 reflects the continued positive economic conditions in the Netherlands as well as operational improvements in the risk-measuring process.

Retail Belgium

Retail Belgium’s underlying result before tax decreased to EUR 231 million from EUR 377 million in the first six months of 2017, due to lower income, higher expenses and an increase in risk costs.

The underlying income fell by EUR 85 million, or 6.5%, to EUR 1,213 million. Net interest income declined by EUR 47 million, or 5.0%, mainly due to continued margin pressure on savings and current accounts as a result of the continued low interest rate environment, and lower interest results from Bank Treasury. This was partly offset by volume growth in the lending portfolio and in current accounts. Customer lending increased by EUR 5.7 billion in the first half of 2018. Net core lending (excluding Bank Treasury and the sale of a mortgage portfolio) grew by EUR 5.5 billion, of which EUR 1.2 billion was in residential mortgages and EUR 4.4 billion in other lending. Net customer deposits (excluding Bank Treasury) grew by EUR 2.7 billion, entirely in current accounts, while savings recorded a net outflow. Net fee and commission income declined by EUR 28 million, or 12.2%, mainly due to lower fee income on investment products.

Operating expenses increased by EUR 31 million, or 3.6%, to EUR 903 million compared with the first six months of 2017. This increase was mainly due to temporarily higher external staff expenses related to the transformation programmes and the successful integration of Record Bank into ING Belgium.

The net addition to the provision for loan losses increased to EUR 78 million from EUR 49 million in the first half of 2017, and was mainly related to several specific files in the mid-corporates segment.

Retail Germany

Retail Germany’s underlying result before tax increased by EUR 25 million to EUR 423 million, compared with the first half of 2017, due to higher income, partly offset by increased expenses and higher, but still relatively low risk costs.

The underlying income increased to EUR 960 million in the first six months of 2018, compared with EUR 918 million a year ago. Net interest income increased 4.4% to EUR 857 million, mainly due to increased lending volumes and the impact of client savings rate adjustments, partly offset by lower interest results from Bank Treasury. Net core lending, which excludes Bank Treasury products, increased by EUR 2.2 billion, of which EUR 1.6 billion was attributable to residential mortgages and EUR 0.6 billion to consumer lending. Net customer deposits (excluding Bank Treasury) decreased by EUR 0.4 billion. Net fee and commission income decreased by EUR 6 million to EUR 93 million, due to higher commissions paid for the origination of mortgages. Investment and other income increased by EUR 12 million, mainly due to improved hedge ineffectiveness results.

Operating expenses increased by EUR 10 million, or 1.9%, to EUR 524 million compared with the first half of 2017. The increase was mainly due to higher costs to support further business growth, partly offset by lower marketing expenses.

The net addition to the provision for loan losses increased to EUR 13 million, or 10 basis points of average risk-weighted assets, from EUR 6 million in the first half of 2017.

Retail Other Challengers & Growth Markets

Retail Other Challengers & Growth Markets’ underlying result before tax decreased to EUR 460 million from EUR 481 million in the first six months of last year, mainly reflecting higher expenses to support further commercial growth and higher costs for strategic projects, partly offset by revenue growth in most of the countries.

The underlying income increased by EUR 106 million, or 7.2%, to EUR 1,583 million from EUR 1,477 million in the first six months of last year. This increase was driven by strong revenue growth in most businesses, despite the impact from the low interest rate environment in most of the Other Challengers markets. Net interest income increased by EUR 111 million, or 9.3%, to EUR 1,310 million from EUR 1,199 million in the first half year of 2017, mainly due to higher volumes in most countries and increased interest income from Bank Treasury. The net production in customer lending (adjusted for currency effects and Bank Treasury) was EUR 4.9 billion in the first half of 2018, with growth mainly in Poland, Spain and Australia. The net inflow in customer deposits, also adjusted for currency impacts and Bank Treasury, was EUR 3.9 billion, with largest increases in Spain and Poland.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	4

Interim report - continued

Operating expenses increased by EUR 111 million, or 12.5%, to EUR 1,001 million compared with the first half of 2017, mainly due to higher staff expenses in most countries to support further commercial growth and higher costs for strategic projects as well as higher regulatory expenses.

The net addition to loan loss provisions increased by EUR 14 million to EUR 121 million, or 49 basis points of average risk-weighted assets, compared with EUR 107 million in the first half of 2017, which included a release in Italy reflecting a model update for mortgages.

Wholesale Banking

In the first six months of 2018, the underlying result before tax dropped 9.6% to EUR 1,439 million from EUR 1,591 million in the same period last year. The decline was mainly caused by adverse currency impacts, weaker Financial Markets performance and the EUR 97 million one-time gain on the sale of an equity stake in the real estate run-off portfolio recorded in the first half of 2017. These negative impacts were partly offset by strong core lending growth in Industry Lending and General Lending & Transaction Services and a sharp decline in risk costs.

Underlying income declined by EUR 270 million, or 8.6%, to EUR 2,864 million in the first half of 2018. Excluding the EUR 97 million one-time gain on the sale of an equity stake, total underlying income decreased 5.7% mainly caused by adverse currency impacts and weaker Financial Markets performance. At comparable exchange rates, income in Industry Lending and General Lending & Transaction Services increased due to volume growth and the inclusion of Payvision as from the second quarter of 2018.

Net interest income increased by EUR 26 million, or 1.4%, on the first six months of 2017, mainly driven by continued volume growth in Industry Lending and General Lending & Transaction Services at resilient margins as well as higher interest results in Financial Markets (which was more than offset by lower other income). This was partly offset by adverse currency impacts and lower interest results in Bank Treasury. Net core lending (excluding currency impacts, Bank Treasury and the Lease run-off portfolio) grew by EUR 13.2 billion in the first half of 2018. Net customer deposits (excluding currency impacts and Bank Treasury) declined by EUR 1.4 billion.

Net fee and commission income decreased by EUR 24 million, or 4.2%, on last year, mainly due to lower fee income in Financial Markets and Industry Lending, partly offset by the inclusion of Payvision. Investment and other income fell to EUR 389 million from EUR 661 million in the first half of 2017. Excluding the aforementioned EUR 97 million one-time gain, total investment and other income decreased by EUR 175 million, mainly due to lower revenues in Financial Markets (as market conditions in the first half of 2017 were more favourable) and negative revaluation results in Industry lending.

Operating expenses were EUR 1,386 million, or 0.9% higher than in the first half of 2017. Excluding the impact from regulatory costs (EUR 125 million in the first half of 2018 versus EUR 98 million a year ago), operating expenses decreased by EUR 14 million, or 1.1%, on the first half of 2017. The decrease was mainly explained by the partial release of a provision which was taken in the first half of 2017 for a litigation linked to a business that was discontinued in Luxembourg around the year 2000. Excluding this provision, costs grew in line with higher headcount to support business growth and wage inflation. The underlying cost/income ratio in the first half of 2018 was 48.4%, compared with 43.8% a year ago.

Net addition to loan loss provisions declined to EUR 39 million, or 5 basis points of average risk-weighted assets, from EUR 170 million, or 22 basis points, in the first half of 2017. The decline reflects lower risk costs in all product groups driven by the benign credit environment in most regions where ING is active and included several larger releases on individual files.

Corporate Line

The Corporate Line reported an underlying result before tax of EUR -85 million compared with EUR –246 million in the first half of 2017. Total income improved to EUR 54 million from EUR –93 million a year ago. This was primarily due to lower costs on net investment hedging and lower interest paid following the maturity of some high-cost legacy bonds, while the first half of 2017 also included EUR - 9 million of DVA impacts (which directly impacts equity under IFRS 9). Operating expenses declined to EUR 139 million from EUR 152 million in the first half of 2017, due to a release of a specific provision, and despite higher shareholders expenses.

ING Group statement of financial position (‘balance sheet’)

IFRS 9 ‘Financial Instruments’ became effective as per 1 January 2018. ING has applied the classification, measurement, and impairment requirements retrospectively by adjusting the opening balance sheet and opening equity as at 1 January 2018, and decided not to restate comparative periods. The net impact on shareholders’ equity of adopting IFRS 9 on 1 January 2018 was EUR - 1.0 billion. For a reconciliation between the reported balance sheet at year-end 2017 and the opening balance sheet as at 1 January 2018, see note 1 ‘Accounting policies’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	5

Interim report - continued

To provide comparable balance sheet information to its users, below a condensed overview of ING’s balance sheet as at 30 June 2018 compared with the IFRS 9 opening balance sheet as at 1 January 2018.

Consolidated balance sheet
as at in EUR million	30 June 2018	1 January 2018		30 June 2018	1 January 2018
Assets			Liabilities
Cash and balances with central banks	38,276	21,992	Deposits from banks	38,776	36,929
Loans and advances to banks	31,627	28,690	Customer deposits	556,681	539,852
Financial assets at fair value through profit or loss	151,503	128,248	Financial liabilities at fair value through profit or loss	110,874	89,369
Financial assets at fair value through OCI	31,500	37,601	Other liabilities	16,612	15,834
Securities at amortised cost	48,966	48,480	Debt securities in issue	116,099	96,826
Loans and advances to customers	587,415	565,402	Subordinated loans	16,225	16,209

- customer lending	592,392	570,670	Total liabilities	855,267	795,018
- provision for loan losses	–4,977	–5,269
Investments in associates and joint ventures	1,082	1,060	Equity
Property and equipment	1,775	1,801	Shareholders’ equity	49,984	49,363
Intangible assets	1,785	1,469	Non-controlling interests	734	700

Other assets	12,053	10,338	Total equity	50,717	50,063

Total assets	905,984	845,081	Total liabilities and equity	905,984	845,081

ING Group’s total balance sheet increased by EUR 61 billion to EUR 906 billion at 30 June 2018 from EUR 845 billion at 1 January 2018.

Cash and balances with central banks

Cash and balances with central banks increased by EUR 16 billion to EUR 38 billion, related to active liquidity management.

Loans and advances to banks and deposits from banks

Loans and advances to banks increased by EUR 3 billion to EUR 32 billion. Deposits from banks increased by EUR 2 billion to EUR 39 billion.

Financial assets/liabilities at fair value through profit or loss

Financial assets at fair value through profit or loss increased by EUR 23 billion to EUR 152 billion, due to an increase of reverse repo activity mandatorily at fair value through profit or loss by EUR 25 billion, partly offset by EUR 2 billion lower trading assets. On the liability side, Financial liabilities at fair value through profit or loss increased by EUR 22 billion to EUR 111 billion, mainly caused by EUR 17 billion higher repo activity designated at fair value through profit or loss and EUR 4 billion higher trading liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at fair value through other comprehensive income decreased by EUR 6 billion to EUR 32 billion, mainly due to lower debt securities at fair value through other comprehensive income (sold and matured government bonds). The equity securities at fair value through OCI include, amongst others, our stakes in Bank of Beijing and in Kotak Mahindra Bank.

Securities at amortised costs

Securities at amortised costs increased slightly to EUR 49 billion versus EUR 48 billion at 1 January 2018.

Loans and advances to customers

Loans and advances to customers increased by EUR 22 billion to EUR 587 billion from EUR 565 billion at 1 January 2018 due to an increase in customer lending. Adjusted for EUR 1 billion of negative currency impacts, customer lending increased by EUR 23 billion. This was caused by EUR 27 billion of net core lending growth, partly offset by a EUR 3 billion decrease in short-term Bank Treasury lending and a EUR 1 billion decline of the WUB and Lease run-off portfolio.

Customer deposits

Customer deposits increased by EUR 17 billion to EUR 557 billion. Adjusted for currency impacts and Bank Treasury, net customer deposits grew by EUR 8 billion in the first half of 2018, due to higher customer deposits at Retail Banking reflecting ING Bank’s strength as a deposit gatherer.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	6

Interim report - continued

Debt securities in issue

Debt securities in issue increased by EUR 19 billion to EUR 116 billion from EUR 97 billion at 1 January 2018, caused by a EUR 25 billion increase of CD/CPs related to active liquidity management and the facilitation of short-term commercial activities. This was partly offset by EUR 6 billion of lower other (mainly long long-term) debt securities as maturities were only partly offset by new issuances (among others for TLAC purposes) in the first half of 2018.

Subordinated loans

Subordinated loans remained flat at EUR 16 billion, as new issuances in March were offset by redemptions in May.

Shareholders’ equity

Shareholders’ equity increased by EUR 0.6 billion to EUR 50.0 billion from EUR 49.4 billion at 1 January 2018. The EUR 2.7 billion net result for the first half of 2018 was partly offset by the EUR 1.7 billion payment of the final dividend for the year 2017.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	7

Interim report - continued

Conformity statement

The Management Board is required to prepare the Interim Accounts and the Interim Report of ING Groep N.V. for each financial period in accordance with applicable Dutch law and with International Accounting Standard 34 ‘Interim Financial Reporting’.

Conformity statement pursuant to section 5:25d paragraph 2(c) of the Dutch Financial Supervision Act (Wet op het financieel toezicht)

The Executive Board is responsible for maintaining proper accounting records, for safeguarding assets and for taking reasonable steps to prevent and detect fraud and other irregularities. It is responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable. It is also responsible for establishing and maintaining internal procedures which ensure that all major financial information is known to the Executive Board, so that the timeliness, completeness and correctness of the external financial reporting are assured.

As required by section 5:25d paragraph 2(c) of the Dutch Financial Supervision Act, each of the signatories hereby confirms that to the best of his knowledge:

•

the ING Groep N.V. interim accounts for the period ended 30 June 2018 give a true and fair view of the assets, liabilities, financial position and profit or loss of ING Groep N.V. and the entities included in the consolidation taken as a whole; and

•

the ING Groep N.V. interim report for the period ended 30 June 2018 includes a fair review of the information required pursuant to article 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act regarding ING Groep N.V. and the entities included in the consolidation taken as a whole.

Amsterdam, 1 August 2018

R.A.J.G. (Ralph) Hamers

CEO, chairman of the Executive Board

J.V. (Koos) Timmermans

CFO, member of the Executive Board

S.J.A. (Steven) van Rijswijk

CRO, member of the Executive Board

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	8

Condensed consolidated statement of

financial position

as at in EUR million	30 June 2018[1]	31 December 2017[1]
Assets
Cash and balances with central banks	38,276	21,989
Loans and advances to banks	31,627	28,811
Financial assets at fair value through profit or loss 2	151,503	123,221
Investments	n/a	79,073
Financial assets at fair value through other comprehensive income 3	31,500	n/a
Securities at amortised cost 4	48,966	n/a
Loans and advances to customers 5	587,415	574,535
Investments in associates and joint ventures	1,082	1,088
Property and equipment	1,775	1,801
Intangible assets 6	1,785	1,469
Current tax assets	401	324
Deferred tax assets	984	818
Other assets 7	10,667	13,087

Total assets	905,984	846,216

Liabilities
Deposits from banks	38,776	36,821
Customer deposits	556,681	539,799
Financial liabilities at fair value through profit or loss 8	110,874	87,142
Current tax liabilities	725	750
Deferred tax liabilities	829	752
Provisions	1,286	1,713
Other liabilities 9	13,772	16,064
Debt securities in issue 10	116,099	96,086
Subordinated loans 10	16,225	15,968

Total liabilities	855,267	795,095

Equity 11
Share capital and share premium	17,088	17,045
Other reserves	3,495	4,362
Retained earnings	29,401	28,999

Shareholders’ equity (parent)	49,984	50,406
Non-controlling interests	734	715

Total equity	50,717	51,121

Total equity and liabilities	905,984	846,216

1	The amounts for the period ended 30 June 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	9

Condensed consolidated statement of

profit or loss

6 month period	1 January to 30 June
in EUR million	2018[1]	2017[1]
Continuing operations
Interest income using effective interest rate method	12,402	n/a
Other interest income	695	n/a

Total interest income 12	13,098	22,086

Interest expense using effective interest rate method	–5,453	n/a
Other interest expense	–799	n/a

Total interest expense 12	–6,252	–15,375

Net interest income	6,845	6,711

Net fee and commission income	1,377	1,395
Valuation results and net trading income 13	483	420
Investment income 14	102	90
Other income[2] 15	151	248

Total income	8,959	8,864

Addition to loan loss provisions 5	200	362
Staff expenses 16	2,723	2,580
Other operating expenses 17	2,309	2,342

Total expenses	5,232	5,284

Result before tax from continuing operations	3,727	3,580

Taxation	1,021	1,022

Net result from continuing operations	2,706	2,558

Net result (before non-controlling interests)	2,706	2,558
Net result attributable to Non-controlling interests	51	44

Net result attributable to Equityholders of the parent	2,654	2,514

1	The amounts for the period ended 30 June 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated.
2	Other income includes Result from associates and joint ventures, Net operating lease income, Net result on derecognition of financial assets at amortised cost, and Other.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	10

Condensed consolidated statement of profit or loss - continued

6 month period	1 January to 30 June
in EUR million	2018	2017
Net result attributable to Non-controlling interests
– from continuing operations	51	44
– from discontinued operations

	51	44

Net result attributable to Equityholders of the parent
– from continuing operations	2,654	2,514
– from discontinued operations

	2,654	2,514

6 month period	1 January to 30 June
in EUR	2018	2017
Earnings per ordinary share 18
Basic earnings per ordinary share	0.68	0.65
Diluted earnings per ordinary share	0.68	0.65

Dividend per ordinary share 19	0.24	0.24

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	11

Condensed consolidated statement of comprehensive

income

6 month period	1 January to 30 June
in EUR million	2018[1]	2017[1]
Net result (before non-controlling interests)	2,706	2,558

Other comprehensive income net of tax
Items that will not be reclassified to the statement of profit or loss:
Realised and unrealised revaluations property in own use	–2	–5
Remeasurement of the net defined benefit asset/liability	6	10
Net change in fair value of equity instruments at fair value through other comprehensive income	–161	n/a
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss	75	n/a

Items that may subsequently be reclassified to the statement of profit or loss:
Unrealised revaluations available-for-sale investments and other revaluations	n/a	–103
Realised gains/losses on available-for-sale investments reclassified to the statement of profit or loss	n/a	–71
Net change in fair value of debt instruments at fair value through other comprehensive income	–43	n/a
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss	–56	n/a
Changes in cash flow hedges	164	–397
Exchange rate differences	–304	–436
Share of other comprehensive income of associates and joint ventures and other income	4	3

Total comprehensive income net of tax	2,388	1,559

Comprehensive income attributable to:
Non-controlling interests	29	68
Equityholders of the parent	2,359	1,491

	2,388	1,559

1	The amounts for the period ended 30 June 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated.

Reference is made to Note 1 ‘Accounting policies’ for information on Changes in accounting principles, estimates and presentation of the Condensed consolidated interim accounts and related notes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	12

Condensed consolidated statement of changes in equity

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 31 December 2017	17,045	4,362	28,999	50,406	715	51,121
Effect of change in accounting policy[1]		–653	–390	–1,043	–14	–1,057
Balance as at 1 January 2018	17,045	3,709	28,609	49,363	700	50,063

Net change in fair value of equity instruments at fair value through other comprehensive income		–165	4	–161		–161
Net change in fair value of debt instruments at fair value through other comprehensive income		–44		–44	1	–43
Realised gains/losses on debt instruments at fair value through other comprehensive income reclassified to the statement of profit or loss		–55		–55	–2	–56

Changes in cash flow hedge reserve		159		159	5	164
Realised and unrealised revaluations property in own use		–2		–2		–2
Remeasurement of the net defined benefit asset/liability		6		6		6
Exchange rate differences and other		–278		–278	–26	–304
Share of other comprehensive income of associates and joint ventures and other income		95	–91	4		4
Change in fair value of own credit risk of financial liabilities at fair value through profit or loss		75		75		75

Total amount recognised directly in other comprehensive income net of tax	–	–208	–87	–295	–22	–318
Net result			2,654	2,654	51	2,706

Total comprehensive income net of tax	–	–208	2,568	2,359	29	2,388

Dividends			–1,673	–1,673	–27	–1,700
Changes in treasury shares		–6		–6		–6
Employee stock option and share plans	43		–7	36		36
Changes in the composition of the group and other changes[2]			–96	–96	31	–65

Balance as at 30 June 2018	17,088	3,495	29,401	49,984	734	50,717

1	Changes per type of Reserve components are presented in Note 1 ‘Accounting policies’.
2	Includes an amount for the redemption liability related to the acquisition of Payvision Holding B.V. and Makelaarsland B.V. that reduces the Retained earnings of the Group.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	13

Condensed consolidated statement of changes in equity - continued

in EUR million	Share capital and share premium	Other reserves	Retained earnings	Share- holders’ equity (parent)	Non- controlling interests	Total equity
Balance as at 1 January 2017	16,989	5,897	26,907	49,793	606	50,399

Unrealised revaluations available-for-sale investments and other revaluations		–108		–108	5	–103
Realised gains/losses transferred to the statement of profit or loss		–69		–69	–2	–71
Changes in cash flow hedge reserve		–395		–395	–2	–397
Unrealised revaluations property in own use		–5		–5		–5
Remeasurement of the net defined benefit asset/liability		10		10		10
Exchange rate differences and other		–459		–459	23	–436
Share of other comprehensive income of associates and joint ventures and other income		94	–91	3		3

Total amount recognised directly in other comprehensive income	–	–932	–91	–1,023	24	–999
Net result from continuing and discontinued operations			2,514	2,514	44	2,558

Total comprehensive income	–	–932	2,423	1,491	68	1,559

Dividends			–1,632	–1,632		–1,632
Changes in treasury shares		–2		–2		–2
Employee stock option and share plans	54		–19	35		35

Balance as at 30 June 2017	17,043	4,963	27,679	49,685	674	50,359

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	14

Condensed consolidated statement of cash flows

		1 January to 30 June
in EUR million		2018[1]	2017[1]
Cash flows from operating activities
Result before tax		3,727	3,580
Adjusted for:	– depreciation	267	260
	– addition to loan loss provisions	200	362
	– other	–54	188
Taxation paid		–834	–885
Changes in:	– loans and advances to banks, not available on demand	–1,665	–971
	– trading assets	1,660	–19,642
	– non-trading derivatives	448	–2,236
	– assets designated at fair value through profit or loss	–613	–114
	– assets mandatorily at fair value through profit or loss	–24,374	n/a
	– loans and advances to customers	–24,153	–8,865
	– other assets	–1,051	–184
	– deposits from banks, not payable on demand	2,674	7,257
	– customer deposits	19,842	9,844
	– trading liabilities	4,478	5,507
	– other financial liabilities at fair value through profit or loss	15,996	–368
	– provisions and other liabilities	322	–947

Net cash flow from/(used in) operating activities		–3,130	–7,214

Cash flows from investing activities
Investments and advances:	– acquisition of subsidiaries, net of cash acquired	–111
	– associates and joint ventures	–47	–24
	– available-for-sale investments	n/a	–14,936
	– held-to-maturity investments	n/a	–2,423
	– financial assets at fair value through other comprehensive income	–3,385	n/a
	– securities at amortised cost	–9,887	n/a
	– property and equipment	–133	–136
	– assets subject to operating leases	–27	–22
	– other investments	–135	–115
Disposals and redemptions:	– associates and joint ventures	54	197
	– available-for-sale investments	n/a	22,654
	– held-to-maturity investments	n/a	710
	– financial assets at fair value through other comprehensive income	9,032	n/a
	– securities at amortised cost	9,104	n/a
	– property and equipment	5	31
	– assets subject to operating leases	6	9
	– loans sold		525
	– other investments	1	1

Net cash flow from/(used in) investing activities		4,477	6,471

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	15

Condensed consolidated statement of cash flows - continued

	1 January to 30 June
in EUR million	2018[1]	2017[1]
Net cash flow from/(used in) operating activities	–3,130	–7,214
Net cash flow from/(used in) investing activities	4,477	6,471

Cash flows from financing activities
Proceeds from debt securities	72,330	50,101
Repayments of debt securities	–53,923	–50,898
Proceeds from subordinated loans	1,746	2,224
Repayments of subordinated loans	–1,909	–1,280
Purchase/sale of treasury shares	7	–2
Dividends paid	–1,673	–1,632
Net cash flow from/(used in) financing activities	16,578	–1,487

Net cash flow	17,925	–2,230

Cash and cash equivalents at beginning of period	18,977	16,164
Effect of exchange rate changes on cash and cash equivalents	206	148

Cash and cash equivalents at end of period	37,108	14,082

Cash and cash equivalents comprises the following items:
Treasury bills and other eligible bills	248	309
Deposits from banks/Loans and advances to banks - on demand	–1,416	–4,121
Cash and balances with central banks	38,276	17,894

Cash and cash equivalents at end of the period	37,108	14,082

1	The amounts for the period ended 30 June 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements; prior period amounts have not been restated.

References relate to the accompanying notes. These form an integral part of the Condensed consolidated interim accounts.

Interest and dividend received and paid1

	1 January to 30 June
in EUR million	2018	2017
Interest received	13,447	22,772
Interest paid	–7,005	–16,375

	6,442	6,397
Dividend received[2]	67	102
Dividend paid	–1,673	–1,632

1

The amounts for the period ended 30 June 2018 have been prepared in accordance with IFRS 9, the adoption of IFRS 9 led to new presentation requirements as further disclosed in note 12 ‘Net interest income’. Prior period amounts conform to presentation as per Annual Accounts 2017.

2

Includes dividends received as recognized within Investment Income, from equity securities included in the Financial assets at fair value through profit or loss, and from Investments in associates and joint ventures. Dividend paid and received from trading positions have been included. 2017 number has been restated to align to current year presentation.

Interest received, interest paid and dividends received are included in operating activities in the cash flow statement. Dividend paid is included in financing activities in the cash flow statement.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	16

Notes to the Condensed consolidated interim accounts

amounts in millions of euros, unless stated otherwise

Notes to the accounting policies

Reporting entity

ING Groep N.V. is a company domiciled in Amsterdam, the Netherlands. Commercial Register of Amsterdam, number 33231073. These Condensed consolidated interim accounts, as at and for the six months ended 30 June 2018, comprise ING Groep N.V. and its subsidiaries, together referred to as ING Group. ING Group is a global financial institution with a strong European base, offering a wide range of retail and wholesale banking services to customers in over 40 countries.

Basis of preparation of the Consolidated interim accounts

The Condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

ING Group applies International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), which are IFRS Standards and IFRS IC Interpretations as issued by the International Accounting Standards Board (IASB) with some limited modifications such as the temporary ‘carve out’ from IAS 39 ‘Financial Instruments: Recognition and Measurement’ (herein, referred to as IFRS). This is consistent with the 2017 ING Group Consolidated annual accounts, except for the adoption of IFRS 9 ‘Financial instruments’ (IFRS 9) and IFRS 15 ‘Revenue from Contract with Customers’ as set out in note 1 ‘Accounting policies’.

These Condensed consolidated interim accounts should be read in conjunction with the 2017 ING Group Consolidated annual accounts.

Under the EU carve out, ING Group applies fair value hedge accounting to portfolio hedges of interest rate risk (macro hedging). For further information, reference is made to Note 1 ‘Accounting policies’, f) Principles of valuation and determination of results in the 2017 ING Group Consolidated annual accounts.

Certain amounts recorded in the Condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.

The ING Group consolidated interim financial report has been prepared on a going concern basis.

Amounts may not add up due to rounding.

1 Accounting policies

Major new IFRSs

A number of new or amended standards became applicable for the current reporting period. ING Group changed its accounting policies as a result of adopting IFRS 9 ‘Financial Instruments’.

The impact of the adoption of IFRS 9 is disclosed in notes 1a and the new IFRS 9 accounting policies are disclosed in note 1b. The other standards and amendments, including IFRS 15 (refer to note 1c), did not have any impact on the group’s accounting policies and did not require retrospective adjustments.

Except for the amendment to IFRS 9 regarding prepayment features with negative compensation, ING Group has not early adopted any standard, interpretation or amendment which has been issued, but is not yet effective.

Upcoming changes in IFRS

The most significant upcoming change to IFRS that could impact ING, comprises IFRS 16 ‘Leases’.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	17

Notes to the condensed consolidated interim accounts - continued

IFRS 16 ‘Leases’

In January 2016, the IASB issued IFRS 16 ‘Leases’ the new accounting standard for leases. The new standard, endorsed by the EU, is effective for annual periods beginning on or after 1 January 2019 and will replace IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement contains a Lease’. For lessee accounting, the new standard removes the distinction between operating or finance leases. All leases will be recognised on the statement of financial position with the exemptions for short-term leases with a lease term of less than 12 months and leases of low-value assets (for example mobile phones or laptops). A lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The main reason for this change is that this approach will result in a more comparable representation of a lessee’s assets and liabilities in relation to other companies and, together with enhanced disclosures, will provide greater transparency of a lessee’s financial leverage and capital employed. The standard permits a lessee to choose either a full retrospective or a modified retrospective transition approach. Furthermore the standard provides some practical expedients and exemptions to ease the costs of transition. ING has decided to elect the modified retrospective approach and will make use of several practical expedients and exemptions. Lessor accounting remains substantially unchanged. ING Group will adopt the standard at its effective date and is currently preparing for implementation of this standard.

For further information, reference is made to Note 1 ‘Accounting policies, b) Upcoming changes in IFRS after 2017’ in the 2017 ING Group Consolidated annual accounts.

Changes to accounting policies in 2018

IFRS 9 ‘Financial instruments’

ING Group has applied the classification, measurement, and impairment requirements of IFRS 9 retrospectively as of 1 January 2018 by adjusting the opening balance sheet and opening equity at 1 January 2018. ING Group decided not to restate comparative periods as permitted by IFRS 9. ING Group early adopted the amendment to IFRS 9, otherwise effective 1 January 2019, which allows financial assets with prepayment features that permit or require a party to a contract either to pay or receive reasonable compensation for the early termination of the contract, to be measured at amortised cost or at fair value through other comprehensive income. ING Group decided to continue to apply the hedge accounting guidance of IAS 39 under the EU-carve out as explicitly permitted by IFRS 9. The revised hedge accounting disclosures as required by IFRS 7 ‘Financial Instruments: Disclosures’ as per 1 January 2018 have been implemented across ING Group.

a)	IFRS 9 ‘Financial instruments’ – Impact of adoption

Transition

Changes in accounting policies resulting from the adoption of IFRS 9 have been applied retrospectively, except as described below:

•

Comparative periods have not been restated. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 are recognised in retained earnings and reserves as at 1 January 2018. Accordingly, the information presented for 2017 does not reflect the requirements of IFRS 9 and therefore is not comparable to the information presented for 2018 under IFRS 9;

•	The following assessments have been made on the basis of the facts and circumstances that existed at the date of initial application:

•	the determination of the business model within which a financial asset is held;

•	the designation and revocation of previous designations of certain financial assets and financial liabilities as measured at fair value through profit or loss (FVTPL);

•	the designation of certain investments in equity instruments not held for trading as at fair value through other comprehensive income (FVOCI); and

•

for financial liabilities designated as at FVTPL, the determination of whether presenting the effects of changes in the financial liability’s credit risk in other comprehensive income (OCI) would create or enlarge an accounting mismatch in profit or loss.

ING continues to test and refine the new accounting processes, internal controls and governance framework necessitated by the adoption of IFRS 9. Therefore the estimation of the IFRS 9 impact has changed slightly compared to what was presented in the ING Group Annual Report 2017.

The following table reconciles the carrying amounts under IAS 39 to the carrying amounts under IFRS 9 on transition to IFRS 9 on 1 January 2018.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	18

Notes to the condensed consolidated interim accounts - continued

Reconciliation of carrying amounts of financial assets and financial liabilities on the date of initial application of IFRS 9

	Ref	Carrying amount 31 December 2017 IAS 39	Reclassfication[1]	Remeasurement	Carrying amount 1 January 2018 IFRS 9
Cash and balances with central banks		21,989	3		21,992
Loans and advances to banks		28,811	–122	2	28,691
Trading assets	E	116,748	–51,264		65,484
Non-trading derivatives		2,231	577		2,808
Loans and advances at fair value through profit or loss	C, E	2,500	54,092	31	56,623
Debt securities at fair value through profit or loss	C	1,738	1,487	–96	3,129
Equity securities at fair value through profit or loss	D	4	184	16	204
Available-for-sale	A, C, D	69,730	–69,730		0
Debt securities at fair value through other comprehensive income	A	0	30,459	–22	30,437
Equity securities at fair value through other comprehensive income	D	0	3,800		3,800
Loans and advances at fair value through other comprehensive income	B	0	3,131	233	3,364
Securities at amortised cost	A	9,343	39,975	–838	48,480
Loans and advances to customers	B. C	574,535	–8,372	–761	565,402
Other assets (financial and non-financial)		18,587	–4,220	300	14,667

Total assets		846,216	—	–1,135	845,081

Deposits from banks		36,821	108		36,929
Customer deposits		539,799	53		539,852
Trading liabilities	E	73,596	–35,362		38,234
Non-trading derivatives		2,331	326		2,657
Financial liabilities designated at fair value through profit or loss	E	11,215	37,264		48,479
Other liabilities (financial and non-financial)		19,279	–3,370	–77	15,832
Deb securities in issue		96,086	740		96,826
Subordinated loans		15,968	241		16,209

Total liabilities		795,095	–	–77	795,018

1	Includes the reclassification of accrued interest from other assets and other liabilities to the corresponding balance sheet item of the host contract.

ING Group’s accounting policies on the classification of financial instruments under IFRS 9 are set out in note 1b. As a result of the combined application of the business model analysis and solely payments of principal and interest (SPPI) test, the classification and measurement of the following portfolios has changed:

A.

The available-for-sale (AFS) investment portfolio, was split into a portfolio classified at amortised cost (AC) and a portfolio at FVOCI. The reclassification from AFS to AC resulted in a reduction of the unrealised revaluation gains in equity at transition date.

B.

For a specific mortgage portfolio, the measurement changed from AC to FVOCI as it meets the hold to collect and sell (HtC&S) business model requirements. As the fair value of the portfolio is higher than the AC, this had a positive impact on equity; and

C.

Certain debt securities and loans previously booked at AC or AFS are measured at FVPL as the cash flows do not meet the SPPI test. This measurement change has a limited negative impact on equity at transition date.

Furthermore, there are a few portfolios for which only the classification on ING’s Consolidated statement of financial position has changed without impacting equity:

D.

For strategic equity instruments, ING decided to apply the option to irrevocably designate these at FVOCI, instead of the IFRS 9 default measurement of FVPL. FVOCI equity investments will have no recycling of the revaluation reserve anymore to the Statement Of Profit Or Loss (SOPL) upon disposal. For these instruments only dividend income continues to be recognised in the SOPL; and

E.

Certain reverse repurchase portfolios are classified as financial assets ‘Mandatorily at FVPL’ instead of Held for trading. ING will use the fair value option for the related repurchase financial liabilities.

Other Assets and Other Liabilities include the impact of reclassification of accrued interest from other assets and other liabilities to the corresponding balance sheet item of the host contract (reclassification) and the remeasurement impact on deferred tax assets and liabilities relating to the IFRS 9 changes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	19

Notes to the condensed consolidated interim accounts - continued

Classification and measurement

The following table shows the original measurement categories in accordance with IAS 39 and the new measurement categories under IFRS 9 for the Group’s financial assets and financial liabilities as at 1 January 2018.

Classification and measurement of financial assets and financial liabilities on the date of initial application of IFRS 9 as at 1 January 2018

2018	Note	Orignal measurement under IAS 39	Orignal carrying amount under IAS 39	New carrying amount under IFRS 9[1]	New measurement under IFRS 9
Cash and balances with central banks		Amortised cost	21,989	21,992	Amortised cost	Cash and balances with central banks
Loans and advances to banks		Amortised cost	28,811	28,691	Amortised cost	Loans and advances to banks
Financial assets at FVTPL	2					Financial assets at FVPL
– trading assets		FVTPL	116,748	65,484	FVTPL (mandatorily)	– trading assets
– non-trading derivatives		FVTPL	2,231	2,808	FVTPL (mandatorily)	– non-trading derivatives
– other financial assets at FVTPL		FVTPL	4,242	2,162	FVTPL (designated)	– other financial assets at FVTPL
				57,795	FVTPL (mandatorily)	– other financial assets at FVTPL
Investments[2]
– equity securities (AFS)		FVOCI	3,983	n/a
– debt securities (AFS)		FVOCI	65,747	n/a
– debt securities (HTM)		Amortised cost	9,343	n/a
	3					Financial assets at FVOCI
			n/a	30,437	FVOCI	– debt securities
			n/a	3,800	FVOCI (designated)	– equity securities
			n/a	3,364	FVOCI	– loans and advances
	4		n/a	48,480	Amortised cost	Securities at amortised cost
Loans and advances to customers	5	Amortised cost	574,535	565,402	Amortised cost	Loans and advances to customers
Other assets		Amortised cost	18,587	14,667	Amortised cost	Other assets

Total assets			846,216	845,081		Total assets
Deposits from banks		Amortised cost	36,821	36,929	Amortised cost	Deposits from banks
Customer deposits		Amortised cost	539,799	539,852	Amortised cost	Customer deposits
Financial liabilities at FVTPL	8					Financial liabilities at FVTPL
– trading liabilities		FVTPL	73,596	38,234	FVTPL	– trading liabilities
– non-trading derivatives		FVTPL	2,331	2,657	FVTPL	– non-trading derivatives
– other financial liabilities at FVTPL		FVTPL	11,215	48,479	FVTPL (designated)	– other financial liabilities at FVTPL
Other liabilities		Amortised cost	19,279	15,832	Amortised cost	Other liabilities
Debt securities in issue	10	Amortised cost	96,086	96,826	Amortised cost	Debt securities in issue
Subordinated loans	10	Amortised cost	15,968	16,209	Amortised cost	Subordinated loans

Total liabilities			795,095	795,018		Total liabilities

1	Includes the reclassification of accrued interest from other assets and other liabilities to the corresponding balance sheet item of the host contract.
2	Investments represented all securities other than those measured at FVTPL under IAS 39. Under IFRS 9 these Investments are classified as Financial Assets at FVOCI or Securities at amortised cost.

Impairment

As a result of the new IFRS 9 impairment requirements, the loan loss provisions (LLP) increased by EUR 795 million.

The following table reconciles:

•

the closing impairment allowance for financial assets in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’ as at 31 December 2017; to

•	the opening expected credit loss (ECL) allowance determined in accordance with IFRS 9 as at 1 January 2018.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	20

Notes to the condensed consolidated interim accounts - continued

Reconciliation of impairment allowance in accordance with IAS 39 to opening ECL allowance in accordance with IFRS 9
Allowance on;	31 December 2017 (IAS 39 / IAS 37)	Reclassfication	Remeasurement	1 January 2018 (IFRS 9)
Loans and advances to banks	8	0	-2	6
Available-for-sale/Held-to-maturity debt investment securities and under IAS 39 reclassified to Securities at amortised cost under IFRS 9	0	0	5	5
Loans and advances to customers	4,515	-8	761	5,269
Available-for-sale debt securities under IAS 39/financial assets at FVOCI under IFRS 9	0	0	20	20
Loans and advances to customers under IAS 39/ Loans and advances to customers at FVOCI under IFRS 9	0	8	0	8
Loan commitments and financial guarantee contracts issued	105	0	11	116

Total	4,628	0	795	5,423

The split of the ECL to different stages of ING Group’s portfolio is further detailed in the table below. The increase in the level of impairments due to the IFRS 9 transaction is mainly the result of IFRS 9 Stage 2 loans for which life time expected credit losses were calculated.

IFRS 9 transition impact impairments as at 1 January 2018[1]
In millions of euros	IAS 39 LLP	IFRS 9 impairment stages	IFRS 9 ECL increase	IFRS9 ECL
Incurred but Not Reported (IBNR)	726	Stage 1-12 month ECL	81	438
		Stage 2 – Lifetime ECL	586	955
Individually assessed provisions	3,902	Stage 3 – Lifetime ECL	128	4,030

Total	4,628	Total	795	5,423

1	Includes provisions for the credit risk on contingent liabilities.

The table below shows approximate carrying amounts and loan loss provisions of loans and advances to customers per stage.

Expected Credit Losses loans and advances to customers per stage as at 1 January 2018
in millions of euros	Carrying amount	ECL
Stage 1: 12-Month ECL	514,985	402
Stage 2: Lifetime ECL not credit impaired	43,777	952
Stage 3: Lifetime ECL credit impaired	11,909	3,915

Total	570,671	5,269

Total net impact of transition to IFRS9 on opening balance equity

The following table analyses the impact, net of tax, of transition to IFRS 9 on reserves and retained earnings. The impact relates to the liability credit reserve, the fair value reserve and retained earnings. There is no impact on other components of equity.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	21

Notes to the condensed consolidated interim accounts - continued

Impact (net of tax) of transition to IFRS 9 on reserves and retained earnings
in EUR million	Impact of adopting IFRS 9 at 1 January 2018
Liability credit reserve
Closing balance under IAS 39 (31 December 2017)	0
Reclassification of credit risk for financial liabilities designated as at FVTPL	–190

Opening balance under IFRS 9 (1 January 2018)	–190
Fair value reserve
Closing balance under IAS 39 (31 December 2017)	3,650
Reclassification of investment securities (debt) from available-for-sale to amortised cost	–568
Reclassification of investment securities (equity) from available-for-sale to FVTPL	–42
Reclassification of loans and advances to debt instruments at FVOCI	175

Opening balance under IFRS 9 (1 January 2018)	3,215
Share of associates, joint venture and other reserve
Closing balance under IAS 39 (31 December 2017)	2,527
Impact of application of IFRS 9	–28

Opening balance under IFRS 9 (1 January 2018)	2,499
Retained earnings
Closing balance under IAS 39 (31 December 2017)	28,999
Reclassifications under IFRS 9[1]	182
Recognition of expected credit losses under IFRS 9 (including lease receivables, loan commitments and financial guarantee contracts)	–572

Opening balance under IFRS 9 (1 January 2018)	28,609

1	Net amount of reclassifications to retained earnings, to and from fair value reserves and to liability credit reserves, due to changes in classification and measurement.

Presentation

IFRS 9 resulted in changes to IAS 1 for the presentation of Interest income for instruments calculated using the effective interest rate method. The revised presentation requires it be shown as a separate line item in the consolidated statement of profit or loss. To enhance the relevance of the interest disclosures, ING Group changed its separate presentation of interest (i.e. ‘split interest’) for trading derivatives, trading securities and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in ‘Valuation results and net trading income’. Similar presentation was applied to interest expense. The presentation of accrued interest in the balance sheet was also changed so that it is no longer separately presented, but rather included in the corresponding balance sheet item of the host contract. The new interest presentation was applied prospectively together with the other requirements of IFRS 9.

b) IFRS 9 ‘Financial instruments’ - Accounting policies applied from 1 January 2018

Recognition and derecognition of financial instruments

Recognition of financial assets

Financial assets are recognised in the balance sheet when ING becomes a party to the contractual provisions of the instruments. Equity investments, debt securities financial assets and financial assets measured at fair value through profit or loss that require delivery within the time frame established by regulation or market convention (‘regular way’ purchases and sales) are recognised using trade date accounting. Trade date is the date on which ING commits to purchase or sell the asset. Loans and advances and repurchase agreements are recognised using settlement date accounting.

Derecognition of financial assets

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where ING Group has transferred substantially all risks and rewards of ownership. If ING Group neither transfers nor retains substantially all the risks and rewards of ownership of a financial asset, it derecognises the financial asset if it no longer has control over the asset. The difference between the carrying amount of a financial asset that has been extinguished and the consideration received is recognised in profit or loss.

Recognition of financial liabilities

Financial liabilities are recognised on the date that the entity becomes a party to the contractual provisions of the instrument.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	22

Notes to the condensed consolidated interim accounts - continued

Derecognition of financial liabilities

Financial liabilities are removed from the consolidated statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished and the consideration paid is recognised in statement of profit or loss.

i) Financial assets

General classification framework and initial measurement

From 1 January 2018, ING Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI, or through profit or loss); and

•	those to be measured at amortised cost (AC).

At initial recognition, the ING Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in the statement of profit or loss.

Debt instruments

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows at initial recognition.

Business models

Business models are classified as either Hold to Collect (HtC), Hold to Collect and Sell (HtC&S) or Other depending on how a portfolio of financial instruments as a whole is managed. ING Group’s business models are based on the existing management structure of the bank, and refined based on an analysis of how businesses are evaluated and reported, how their specific business risks are managed and on historic and expected future sales.

Sales are permissible in a HtC business model when these are due to an increase in credit risk, take place close to the maturity date, are insignificant in value (both individually and in aggregate) or are infrequent.

Assessing whether contractual cash flows are solely payments of principal and interest (SPPI)

The contractual cash flows of a financial asset are assessed to determine whether they represent SPPI. Interest includes consideration for the time value of money, credit risk and also consideration for liquidity risk and costs associated with holding the financial asset for a particular period of time. In addition, interest can include a profit margin that is consistent with a basic lending arrangement. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

In assessing whether the contractual cash flows are SPPI, ING Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making the assessment, terms such as the following are considered:

•	prepayment terms. For example a prepayment of an outstanding principal amount plus a penalty capped to three or six months of interest;

•

leverage features, which increase the variability of the contractual cash flows with the result that they do not have the economic characteristics of interest. An example is a Libor contract with a multiplier of 1.3;

•

terms that limit ING Group’s claim to cash flows from specified assets - e.g. non-recourse asset arrangements. This could be the case if payments of principal and interest are met solely by the cash flows generated by the underlying asset, for example in real estate, shipping and aviation financing; and

•

features that modify consideration of the time value of money. These are contracts with for example an interest rate which is reset every month to a one-year rate. ING Group performs either a qualitative or quantitative benchmark test on a financial asset with a modified time value of money element. A qualitative test is performed when it is clear with little or no analysis whether the contractual cash flows solely represent SPPI.

There are three measurement categories into which the group classifies its debt instruments:

•	Amortised cost:

Debt instruments that are held for collection of contractual cash flows under a HtC business model where those cash flows represent SPPI are measured at amortised cost. Interest income from these financial assets is included in Interest income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss. Impairment losses are presented as a separate line item in the consolidated statement of profit or loss.

•	FVOCI:

Debt instruments that are held for collection of contractual cash flows and for selling the financial assets under a HtC&S business model, where the assets’ cash flows represent SPPI, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in Investment income or Other income based on the specific characteristics of the business model. Interest income from these financial assets is included in Interest income using the effective interest rate method. Impairment losses are presented as a separate line item in the statement of profit or loss.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	23

Notes to the condensed consolidated interim accounts - continued

•	FVPL:

Debt instruments that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. This includes debt instruments that are held for trading. The interest result on a debt instrument that is part of a hedge relationship, but not subject to hedge accounting, is recognised in profit or loss and presented within interest income or interest expense in the period in which it arises. Fair value movements on trading loans and deposits (mainly repo’s) are presented fully within valuation result and net trading income. ING Group may in some cases, on initial recognition, irrevocably designate a financial asset that otherwise meets the requirements to be measured at AC or at FVOCI as at FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. The interest result on financial assets designated as at FVPL is recognised in profit or loss and presented within interest income or interest expense in the period in which it arises.

ING Group reclassifies debt investments when, and only when, its business model for managing those assets changes.

Equity instruments

All equity investments are measured at fair value. ING Group applies the fair value through OCI option to the investments which are considered as strategic investments, consisting of investments that add value to ING Group’s core banking activities.

There is no subsequent recycling of fair value gains and losses to profit or loss following the derecognition of the investment if elected to measure the equity investments as FVOCI. Dividends from such investments continue to be recognised in profit or loss as Investment income when the group’s right to receive payments is established. Impairment requirements are not applicable to equity investments measured as FVOCI.

Other remaining investments are measured at FVPL since they are not part of ING’s core banking activities. All changes in the fair value are recognised in Valuation result and net trading income in the consolidated statement of profit or loss as applicable.

ii) Financial liabilities

Financial liabilities are classified and subsequently measured at amortised cost, except for financial guarantee contracts, derivatives and liabilities designated at FVPL. Financial liabilities that are measured at FVPL are presented as follows:

•

the amount of change in the fair value that is attributable to changes in own credit risk of the liability is presented in OCI. Upon derecognition this debt valuation adjustment (DVA) impact does not recycle from OCI to profit or loss; and

•	the remaining amount of change in the fair value is presented in profit or loss.

A financial guarantee contract is a contract that requires ING Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument. Such a contract is initially recognised at fair value and is subsequently measured at the higher of (a) the amount determined in accordance with impairment provisions of IFRS 9 (see section “Impairment of financial assets”) and (b) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with the revenue recognition principle of IFRS 15.

iii) Derivatives and hedge accounting

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently measured at fair value. Fair values are obtained from quoted market prices in active markets, including market transactions and valuation techniques (such as discounted cash flow models and option pricing models), as appropriate. All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. Fair value movements on derivatives, are presented in profit or loss in Valuation result and net trading income, except for derivatives in either a formal hedge relationship and so-called economic hedges that are not in a formal hedge accounting relationship where a component is presented separately in interest result in line with ING’s risk management strategy.

Embedded derivatives are separated from financial liabilities and other non-financial contracts and accounted for as a derivative if, and only if:

a)	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

c)	the combined instrument is not measured at fair value with changes in fair value reported in profit or loss.

If an embedded derivative is separated, the host contract is accounted for as for a similar free-standing contract.

ING Group decided to continue to apply the hedge accounting guidance of IAS 39 under the EU-carve out as explicitly permitted by IFRS 9. The revised hedge accounting disclosures as required by IFRS 7 as per 1 January 2018 have been implemented across ING Group.

iv) Impairment of financial assets

An ECL model is applied to on-balance sheet financial assets accounted for at amortised cost and FVOCI such as loans, debt securities and lease receivables, as well as off-balance sheet items such as undrawn loan commitments, certain financial guarantees, and undrawn committed revolving credit facilities.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	24

Notes to the condensed consolidated interim accounts - continued

Under the ECL model ING Group calculates the allowance for credit losses (loan loss provision, LLP) by considering on a discounted basis the cash shortfalls it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring. The LLP is the sum of these probability-weighted outcomes and the ECL estimates are unbiased and include supportable information about past events, current conditions, and forecasts of future economic conditions. ING Group’s approach leveraged the existing regulatory capital models that use the Advanced Internal Ratings Based (AIRB) models for regulatory purposes. For other portfolios that use the Standardised Approach (SA) to calculate regulatory capital, ING developed new ECL models.

Three stage approach

Financial assets are classified in any of the below 3 Stages at a quarterly reporting date. A financial asset can move between Stages during its lifetime. The Stages are based on changes in credit quality since initial recognition and defined as follows:

•	Stage 1: 12 month ECL

Financial assets that have not had a significant increase in credit risk since initial recognition (i.e. no Stage 2 or 3 triggers apply). Assets are classified as stage 1 upon initial recognition (with the exception of purchased or originated credit impaired (POCI) assets) and a provision for ECL associated with the probability of default (PD) events occurring with the next 12 months (12 months ECL). For those financial assets with a remaining maturity of less than 12 months, a PD is used that corresponds to the remaining maturity;

•	Stage 2: Lifetime ECL not credit impaired

Financial assets showing a significant increase in credit risk since initial recognition. A provision is made for the life time ECL representing losses over the life of the financial instrument (lifetime ECL); or

•	Stage 3: Lifetime ECL credit impaired

Financial instruments that move into Stage 3 once credit impaired require a life time provision.

Significant increase in credit risk

A financial asset moves from Stage 1 to Stage 2 when there is a significant increase in credit risk since initial recognition. ING Group established a framework which incorporates quantitative and qualitative information to identify this on an asset level applying a relative assessment. Each financial asset is assessed at the reporting date on the triggers for significant deterioration. ING Group assesses significant increase in credit risk using:

•	delta in the lifetime probability of default;

•	forbearance status;

•	watch list status. Loans on the watch list are individually assessed for Stage 2 classification;

•	intensive care management;

•	internal rating;

•	arrears; and

•	more than 30 days past due backstop for Stage 1 to Stage 2 transfers.

The delta in lifetime probability of default is the main trigger for movement between Stage 1 and Stage 2. The trigger compares lifetime probability of default at origination versus lifetime probability of default at reporting date, considering the remaining maturity. Assets can move in both directions, meaning that they will move back to Stage 1 or Stage 2 when the Stage 2 or Stage 3 triggers are not applicable anymore (taking into account the regulatory probation periods). The stage allocation is implemented in the central credit risk systems.

Macroeconomic scenarios

ING has established a quarterly process whereby forward- looking macroeconomics scenarios and probability weightings are developed for ECL calculation purposes. ING Group applies data predominantly from a leading service provider enriched with the internal ING Group view. A baseline, up-scenario and a down-scenario are determined to reflect an unbiased and probability-weighted ECL amount. As a baseline scenario, ING Group applies the market-neutral view combining consensus forecasts for economic variables such as unemployment rates, GDP growth, house prices, commodity prices, and short-term interest rates. Applying market consensus in the baseline scenario ensures unbiased estimates of the expected credit losses.

The alternative scenarios are based on observed forecast errors in the past, adjusted for the risks affecting the economy today and the forecast horizon. The probabilities assigned are based on the likelihoods of observing the three scenarios and are derived from confidence intervals on a probability distribution. The scenarios are adjusted on a quarterly basis.

Measurement of ECL

ING Group’s expected loss models (PD, LGD, EAD) used for regulatory capital, economic capital and collective provisions are adjusted for removal of embedded prudential conservatism (such as floors), provide forward-looking point in time estimates based on macroeconomic predictions and a 12 months or life time view of credit risk where needed. Lifetime features are default behaviour over a longer horizon, full behaviour after the default moment, repayment schedules and early settlements. For most financial instruments, the expected life is limited to the remaining maturity. For overdrafts and certain revolving credit facilities, such as credit cards, open ended assumptions are taken as these do not have a fixed term or repayment schedule.

ING Group applies a PD x EAD x LGD approach incorporating the time value of money to measure ECL. A forward-looking approach on a 12 month horizon is applied for Stage 1 assets. For Stage 2 assets a lifetime view on the credit is applied.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	25

Notes to the condensed consolidated interim accounts - continued

The Lifetime Expected Loss (LEL) is the discounted sum of the portions of lifetime losses related to default events within each time window of 12 months till maturity. For Stage 3 assets the PD equals 100% and the Loss Given Default (LGD) and Exposure At Default (EAD) represent a lifetime view of the losses based on characteristics of defaulted facilities.

Definition of default

ING Group uses the definition for defaulted financial assets which is used for internal risk management purposes and has aligned the definition of credit impaired under IFRS 9 (Stage 3) with the definition of default for prudential purposes.

The definition of default may differ across products and considers both quantitative and qualitative factors, such as the terms of financial covenants and days past due. For retail and wholesale borrowers default occurs when the borrower is more than 90 days past due on any material obligation to ING Group, and/or ING Group considers the borrower unlikely to make its payments in full without recourse action on ING Group’s part, such as taking formal possession of any collateral held.

Credit impaired financial assets (Stage 3)

Financial assets are assessed for credit-impairment at each reporting date and more frequently when circumstances warrant further assessment. Evidence of credit-impairment may include indications that the borrower is experiencing significant financial difficulty, a breach of contract, probability of bankruptcy or other financial reorganization, as well as a measurable decrease in the estimated future cash flows evidenced by the adverse changes in the payment status of the borrower or economic conditions that correlate with defaults.

An asset that is in stage 3 will move back to stage 2 when, as at the reporting date, it is no longer considered to be credit-impaired. The asset will migrate back to stage 1 when its credit risk at the reporting date is no longer considered to have increased significantly from initial recognition.

When a financial asset has been identified as credit-impaired, expected credit losses are measured as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the instrument’s original effective interest rate. For impaired financial assets with drawn and undrawn components, expected credit losses also reflect any credit losses related to the portion of the loan commitment that is expected to be drawn down over the remaining life of the instrument. When a financial asset is credit-impaired, interest ceases to be recognised on the regular accrual basis, which accrues income based on the gross carrying amount of the asset. Rather, interest income is calculated by applying the original effective interest rate to the amortised cost of the asset, which is the gross carrying amount less the related loan loss provision.

The loan loss provision for credit-impaired loans in Stage 3 are established at the borrower level, where losses related to impaired loans are identified on individually significant loans, or collectively assessed and determined through the use of portfolio-based rates, without reference to particular loans.

Individually assessed loans (Stage 3)

ING Group estimates individual impairment provisions for individually significant credit impaired financial assets within Stage 3. Individual provisions are calculated using the discounted expected future cash flow method. To determine expected future cash flows, one or more scenarios are used. Each scenario is analysed based on the probability of occurrence and including forward looking information.

The best estimate of loan loss is calculated as the weighted average of the shortfall (gross carrying amount minus discounted expected future cash flow using the original effective interest rate) per scenario. The expected future cash flows are based on the restructuring officers’ best estimate when recoveries are likely to occur. Recoveries can be from different sources including repayment of the loan, additional drawing, collateral recovery, asset sale etc. Cash flows from collateral and other credit enhancements are included in the measurement of the expected credit losses of the related financial asset when it is part of or integral to the contractual terms of the financial asset and the credit enhancement is not recognised separately. The estimation of future cash flows are subject to significant estimation uncertainty and assumptions.

Collectively assessed loans (Stages 1 to 3)

Loans that are collectively assessed are grouped on the basis of similar risk characteristics, taking into account loan type, industry, geographic location, collateral type, past due status and other relevant factors. The collectively-assessed loan loss provision reflects: (i) the expected amount of principal and interest calculated under the terms of the original loan agreement that will not be recovered, and (ii) the impact of time delays in collecting principal and/or interest (time value of money).

Purchase or Originated Credit Impaired (POCI) assets

POCI assets are financial assets that are credit-impaired on initial recognition. Impairment on a POCI asset is determined based on lifetime ECL from initial recognition. POCI assets are recognised initially at an amount net of impairments and are measured at amortised cost using a credit-adjusted effective interest rate. In subsequent periods any changes to the estimated lifetime ECL are recognised in the income statement. Favourable changes are recognised as an impairment gain even if the lifetime ECL at the reporting date is lower than the estimated lifetime ECL at origination.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	26

Notes to the condensed consolidated interim accounts - continued

Write-off and debt forgiveness

Loans and the related ECL are written off, either partially or in full, when there is no realistic prospect of recovery. Write-offs are made:

•	after a restructuring has been completed and there is a high improbability of recovery of part of the remaining loan exposure (including partial debt waivers);

•	in a bankruptcy liquidation scenario (not as a result of a reorganisation);

•	when there is a high improbability of recovery of the remaining loan exposure or certainty that no recovery can be realised;

•	after divestment or sale of a credit facility at a discount;

•	upon conversion of a credit facility into equity; or

•	ING Group releases a legal (monetary) claim it has on its customer.

Presentation of impairment

Loss allowances for financial assets measured at amortised cost are deducted from the gross carrying amount of the assets. For debt securities at FVOCI, the loss allowance is recognised in OCI, instead of deducting the carrying amount of the asset. Impairment losses on debt securities measured at amortised cost is presented in profit or loss in addition to loan loss provision.

Significant judgements and critical accounting estimates and assumptions:

Considerable judgement is exercised in determining the extent of the loan loss provision (impairment) for financial assets assessed for impairment both individually and collectively. The loan loss provision for financial assets are based on assumptions about risk of default and expected loss rates. ING Group uses judgement in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past history, existing market conditions as well as forward-looking estimates at the end of each reporting period. Changes in such judgements and analyses may lead to changes in the loan loss provisions over time. The key judgement areas are:

•	Assumptions used to measure expected credit losses, including the use of forward-looking and macro-economic information for individual and collective impairment assessment:

Individually assessed loans (Stage 3): Individual provisions are calculated using the discounted expected future cash flow method. To determine expected future cash flows, one or more scenarios are used. Each scenario is analysed based on the probability of occurrence and including forward looking information. In determining the scenarios, all relevant factors impacting the future cash flows are taken into account. These include expected developments in credit quality, business and economic forecasts, and estimates of if/when recoveries will occur, taking into account the structure of the financial asset and ING’s restructuring/recovery strategy. The macroeconomic forecast is captured, as the expected future macroeconomic situation serves as basis for the cash flows in the scenarios. For the individual assessment, with granular (company- or deal-specific) scenarios, specific factors can have a larger impact on the future cash flows than macroeconomic factors (i.e. for the country as a whole).

Collectively assessed loans (Stages 1 to 3): For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Expected future cash flows in a portfolio of financial assets that are collectively evaluated for impairment, are estimated on the basis of the contractual cash flows of the assets in the portfolio and historical loss experience for assets with credit risk characteristics similar to those in the portfolio. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience. The outcome of the models reflects forward looking and macro-economic information.

The use of different assumptions could produce significantly different estimates of ECL. As the inclusion of forward-looking macroeconomic scenarios requires judgement, a Macroeconomic scenarios team and a Macroeconomic scenarios expert panel were established. The Macroeconomics scenarios team is responsible for the macroeconomic scenarios used for IFRS 9 ECL purposes with a challenge by the Macroeconomic scenarios expert panel. This ensures that the macroeconomic scenarios are sufficiently challenged and that key economic risks, including immediate short term risks, are taken into consideration when developing the macroeconomic scenarios used in the calculation of ECL. The Macroeconomic scenarios expert panel is a diverse team composed of senior management representatives from the Business, Risk and Finance.

•	The criteria for identifying a significant increase in credit risk:

When determining whether the credit risk on a financial asset has increased significantly, ING Group considers reasonable and supportable information available to compare the risk of default occurring at the quarterly reporting date with the risk of a default occurring at initial recognition of the financial asset. Significant judgement is required to determine the criteria for a significant increase in credit risk.

•	The definition of default:

Judgement is exercised in management’s evaluation of whether there is objective evidence that an impairment loss on an asset has been incurred. Significant judgement is required in assessing evidence of credit-impairment and estimation of the amount and timing of future cash flows when determining expected credit losses.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	27

Notes to the condensed consolidated interim accounts - continued

c) IFRS 15 ‘Revenue from Contract with Customers’ – Impact of adoption

IFRS 15 is effective for annual periods beginning on or after 1 January 2018 and has been endorsed by the EU. IFRS 15 introduces a five-step approach for recognising revenue as and when the agreed performance obligations are satisfied. Agreed performance obligations are individual promises made to the customer that deliver benefit from the customer’s perspective. Revenue should either be recognised at a point-in-time or over-time depending on the service being delivered to the customer. The adoption of IFRS 15 had no significant impact on ING Group’s results or financial position.

ING’s net fee and commission income for the first 6 months of EUR 1,377 million in total is composed of EUR 2,037 million revenues and EUR 660 million expenses. The main revenue categories by product or service are fees from funds transfer of EUR 647 million (first six months 2017: EUR 577 million), fees from securities business of EUR 304 million (first 6 months of 2017: EUR 291 million), fees from brokerage and advisory fees of EUR 270 million (first 6 months of 2017 EUR 276 million). Other fees of EUR 816 million in total mainly include commission fees in respect of bank guarantees, underwriting syndicated loans and lending fees. Reference is made to Note 20 ‘Segments’ which includes net fee and commission income, as reported to the Executive Board of ING Group and the Management Board of ING Bank, disaggregated by line of business and by geographical segment.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	28

Notes to the Condensed consolidated statement of financial position - continued

Notes to the Condensed consolidated statement of financial position

2 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss
	30 June 2018	31 December 2017
Trading assets	63,817	116,748
Non-trading derivatives	2,743	2,231
Assets mandatorily measured at fair value through profit or loss	82,168	n/a
Assets designated as at fair value through profit or loss	2,775	4,242

	151,503	123,221

At January 1 2018, the classification of certain Loans and advances to customers and Debt instruments has changed to ‘Financial assets at fair value through profit or loss’ due to SPPI failure. As per 1 January 2018 certain reverse repurchase portfolios, amounting to EUR 54,825 million, are classified as financial assets ‘Mandatorily measured at fair value through profit or loss’, where previously reported as ‘Trading assets’ and ‘Assets designated as at fair value through profit or loss’. The related repurchase financial liabilities, amounting to EUR 37,161 million, are classified as financial liabilities ‘Designated at fair value through profit or loss’.

The total increase in ‘Financial assets at fair value through profit or loss’ in the first six months of 2018, is mainly attributable to an increase of EUR 25.1 billion reverse repurchase portfolio included under assets mandatorily measured at fair value through profit or loss.

Trading assets and trading liabilities include assets and liabilities that are classified under IFRS as ‘Trading’ but are closely related to servicing the needs of the clients of ING Group. ING offers institutional and corporate clients and governments products that are traded on the financial markets. A significant part of the derivatives in the trading portfolio are related to servicing corporate clients in their risk management to hedge for example currency or interest rate exposures. In addition, ING provides its customers access to equity and debt markets for issuing their own equity or debt securities (‘securities underwriting’). Although these are presented as ‘Trading’ under IFRS, these are directly related to services to ING’s customers. Loans and receivables in the trading portfolio mainly relate to (reverse) repurchase agreements, which are comparable to collateralised lending. These products are used by ING as part of its own regular treasury activities, but also relate to the role that ING plays as intermediary between different professional customers. Trading assets and liabilities held for ING’s own risk are very limited. From a risk perspective, the gross amount of trading assets must be considered together with the gross amount of trading liabilities, which are presented separately on the statement of financial position. However, IFRS does not allow netting of these positions in the statement of financial position. Reference is made to Note 8 ‘Financial liabilities at fair value through profit or loss’ for information on trading liabilities.

As at 30 June 2018, Non-trading derivatives include EUR 0 million (31 December 2017: EUR 51 million ) and EUR 3 million (31 December 2017: EUR 2 million) related to warrants on the shares of Voya Financial Inc. and NN Group N.V. respectively. ING has sold its 7 million remaining shares in Voya during the first half of 2018.

3 Financial assets at fair value through other comprehensive income

Securities by type
	30 June 2018	31 December 2017
Equity securities	3,667	n/a
Debt securities	24,968	n/a
Loans and advances	2,865	n/a

	31,500	n/a
Available-for-sale investments	n/a	69,730
Held-to-maturity investments[1]	n/a	9,343

	31,500	79,073

1	Under IFRS 9 these Investments are classified as Securities at amortised cost, reference is made to Note 4 ‘Securities at amortised cost‘.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	29

Notes to the Condensed consolidated statement of financial position - continued

Equity securities designated as at fair value through other comprehensive income

	Carrying value	Dividend income recognised in 2018
Investment in Bank of Beijing	2,150
Investment in Kotak Mahindra Bank	1,198
Other Investments	319	8

	3,667	8

Exposure to debt securities

Reference is made to Note 4 ‘Securities at amortised cost’ for details on ING Group’s exposure to debt securities.

Changes in fair value through other comprehensive income financial assets

The following table presents changes in fair value of equity securities and debt instruments at fair value through other comprehensive income. The comparative amounts include equity securities and debt instruments that were classified as available for sale investments under IAS 39.

Changes in fair value through other comprehensive income financial assets

	Fair value through other		Fair value through other
	comprehensive income		comprehensive income			Total
	equity securities		debt instruments[1]
	2018	2017	2018	2017	2018	2017
Opening balance as at 1 January	3,983	4,024	65,747	78,888	69,730	82,912
Effect of changes in accounting policy	–184		–31,945		–32,129
Additions	11	325	3,376	21,276	3,387	21,600
Amortisation			–14	–146	–14	–146
Transfers and reclassifications	–7	7	1		–6	7
Changes in unrealised revaluations	–196	21	–69	–1,030	–265	–1,009
Impairments		–6				–6
Reversals of impairments				3		3
Disposals and redemptions	–4	–79	–8,983	–32,709	–8,987	–32,788
Exchange rate differences	64	–308	–226	–535	–162	–843
Changes in the composition of the group and other changes	–1	–1	–54		–55	–1

Closing balance	3,667	3,983	27,833	65,747	31,500	69,730

1	Fair value through other comprehensive income debt instruments includes both debt securities and loans and advances.

Reference is made to Note 14 ‘Investment income’ for details on Impairments.

Reference is made to Note 4 ‘Securities at amortised cost’ for further information on transfers and reclassifications of fair value through comprehensive income and amortised cost investments.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	30

Notes to the Condensed consolidated statement of financial position - continued

4 Securities at amortised cost

Securities at amortised cost

	30 June 2018	31 December 2017
Debt securities at amortised cost	48,966	n/a
Held-to-maturity investments [1]	n/a	9,343

	48,966	9,343

1	Under IAS 39 these Securities were classified as Held-to-maturity investments, reference is made to Note 3 ‘Financial assets at fair value through other comprehensive income’.

Exposure to debt securities

ING Group’s exposure to debt securities is included in the following lines in the statement of financial position:

Debt securities

	30 June 2018	31 December 2017
Debt securities at fair value through other comprehensive income	24,968	n/a
Debt securities at amortised cost	48,966	n/a
Available-for-sale investments	n/a	65,747
Held-to-maturity investments	n/a	9,343
Loans and advances to customers		5,099
Loans and advances to banks		265

Debt securities at fair value through other comprehensive income and amortised cost	73,934	80,454

Trading assets	7,237	7,477
Debt securities at fair value through profit or loss	3,226	1,739
Financial assets at fair value through profit or loss	10,463	9,216

	84,397	89,670

At January 1 2018, the classification of certain Loans and advances to banks and Loans and advances to customers has changed to Securities at amortised cost based on the characteristics of these instruments.

ING Group’s total exposure to debt securities of EUR 77,161 million (31 December 2017: EUR 80,454 million) is specified as follows by type of exposure:

Debt securities by type and balance sheet lines

	Debt securities at FVPL	Debt securities at FVOCI	Debt securities at AC	Total	Total
	30 June 2018	30 June 2018	30 June 2018	30 June 2018	31 December 2017
Government bonds	186	14,635	25,600	40,421	43,134
Sub-sovereign, Supranationals and Agencies	427	5,973	11,532	17,932	18,715
Covered bonds		2,255	7,009	9,264	9,409
Corporate bonds	181	1,005	816	2,002	2,254
Financial institutions’ bonds	1,485	5	2,369	3,860	2,548
ABS portfolio	946	1,095	1,641	3,682	4,394

Bond portfolio	3,226	24,968	48,966	77,161	80,454

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	31

Notes to the Condensed consolidated statement of financial position - continued

Approximately 99% (2017: 99%) of the exposure in the ABS portfolio is externally rated AAA, AA or A. There are no borrowed debt securities recognised in the statement of financial position.

5 Loans and advances to customers

Loans and advances to customers by type
	30 June 2018	31 December 2017
Loans to, or guaranteed by, public authorities	43,215	46,372
Loans secured by mortgages	331,925	326,585
Loans guaranteed by credit institutions	2,153	1,979
Personal lending	24,656	23,236
Asset backed securities		2,209
Corporate loans	190,443	178,669

	592,392	579,050
Loan loss provisions	–4,977	–4,515

	587,415	574,535

As at 30 June 2018, Loans and advances to customers includes receivables with regard to securities which have been acquired in reverse repurchase transactions amounting to EUR 698 million (31 December 2017: EUR 421 million).

Loans and advances to customers by subordination
	30 June 2018	31 December 2017
Non-subordinated	587,264	574,055
Subordinated	152	480

	587,415	574,535

No individual loan or advance has terms and conditions that significantly affect the amount, timing or certainty of the consolidated cash flows of the Group.

Total Loan loss provisions by type
					30 June 2018	31 December 2017
	12-month ECL	Lifetime ECL not credit impaired	Lifetime ECL credit impaired	Purchased credit impaired	Total	Total
Cash and balances with central banks
Loans and advances to banks	3	1			4	8
Debt instruments at fair value through other comprehensive income	9	1	4		15	n/a
Securities at amortised cost	12		4		16	n/a
Loans and advances to customers	432	928	3,615	2	4,977	4,515
Guarantees			84		84
Irrevocable loan commitments	5	7	6		19

	462	937	3,713	2	5,115	4,523
Provisions for other off-balance sheet items1					1	105

					5,116	4,628

1	These amounts relate to off-balance sheet exposure in scope of IAS 37 for which stage information is not applicable.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	32

Notes to the Condensed consolidated statement of financial position - continued

The following table shows the reconciliation from the opening to the closing balance of the total loan loss provision per stage.

Total Loans loss provision per stage
	30 June 2018	1 January 2018
Stage 1 – 12 month ECL	462	438
Stage 2 – Lifetime ECL not credit impaired	937	955
Stage 3 – Lifetime ECL credit impaired	3,713	4,023
Purchased credit impaired	2	7

Total	5,115	5,423

The following table sets out information about the credit quality of loans and advances to customers.

Credit quality analysis : Loans and advances to customers (at amortised cost)

					30 June 2018	31 December 2017

	12-month ECL	Lifetime ECL not credit impaired	Lifetime ECL credit impaired	Purchased credit - impaired	Total	Total
Grades 1-10: Investment grade	345,656	4,388			350,043	334,807
Grades 11-17: Non–investment grade	197,921	27,768			225,689	226,494
Grades 18-19: Substandard grade		5,632			5,632	5,703
Grade 20-22: Non-performing grade			11,025	2	11,027	12,047
Loan loss provision	–432	–928	–3,615	–2	-4,977	-4,515

Carrying amount	543,145	36,860	7,410		587,415	574,535

6 Intangible assets

Intangible assets
	30 June 2018	31 December 2017
Goodwill	958	816
Software	773	648
Other	54	5

	1,785	1,469

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	33

Notes to the Condensed consolidated statement of financial position - continued

Goodwill

Goodwill is allocated to groups of Cash Generating Units (CGUs) as follows:

Goodwill allocation to group of CGUs
Group of CGU’s	30 June 2018	31 December 2017
Retail Netherlands	14
Retail Belgium	50	50
Retail Germany	349	349
Retail Growth Markets[1]	262	307
Wholesale Banking[1]	283	110

	958	816

1

Goodwill related to Growth Market countries is allocated across two groups of CGUs EUR 262 million (31 December 2017: EUR 307 million) to Retail Growth Markets and EUR 76 million (31 December 2017: EUR 90 million) to Wholesale Banking.

Changes in the goodwill in the first six months of 2018 mainly relate to the acquisition of 75% of the shares of Payvision Holding B.V. and 90% of the shares of Makelaarsland B.V. The acquisition of Payvision and Makelaarsland resulted in a recognition of goodwill of respectively EUR 188 million and EUR 14 million. Other changes in goodwill are due to changes in currency exchange rates. Reference is made to Note 23 ‘Companies and business acquired and divested’ for further information on the acquisitions that took place in 2018 and the goodwill recognised.

No goodwill impairment was recognised in the first six months of 2018 (first six months of 2017: nil).

Goodwill impairment testing is done annually in the fourth quarter of the year unless there is a triggering event earlier.

Software and Other intangible assets

The increase in software and other intangible assets in the first six months of 2018, mainly relates to the recognition of intangible assets following the acquisition of Payvision. Reference is made to Note 23 ‘Companies and business acquired and divested’ for further information on the acquisitions that took place in 2018 and the assets and liabilities recognised.

7 Other assets

Other assets by type
	30 June 2018	31 December 2017
Net defined benefit assets	531	542
Investment properties	54	65
Property development and obtained from foreclosures	137	137
Accrued interest and rents[1]	70	4,528
Other accrued assets	1,017	753
Amounts to be settled	6,312	4,097
Other	2,545	2,965

	10,667	13,087

1	As per 1 January 2018 accrued interest is included in the corresponding balance sheet item of the host contract, reference is made to note 1 Accounting policies.

Amounts to be settled are primarily transactions not settled at the balance sheet date. They are short term and volatile in nature and are expected to settle shortly after the balance sheet date.

Other assets – Other relates mainly to other receivables in the normal course of business.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	34

Notes to the Condensed consolidated statement of financial position - continued

8 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss
	30 June 2018	31 December 2017
Trading liabilities	42,711	73,596
Non-trading derivatives	3,041	2,331
Designated at fair value through profit or loss	65,122	11,215

	110,874	87,142

At January 1 2018, certain repurchase financial liabilities, amounting to EUR 37,161 million, are classified as financial liabilities ‘Designated at fair value through profit or loss, which were previously reported as ‘Trading liabilities’. The related reverse repurchase portfolios, amounting to EUR 54,825 million, are classified as financial assets Mandatorily at fair value through profit or loss.

The increase in Financial liabilities at fair value through profit or loss, in the first six months of 2018, is mainly as a result of an increase in repurchase portfolios of EUR 17.3 billion reported under Designated at fair value through profit or loss and due to an increase in trading loans of EUR 6.1 billion included under Trading liabilities.

9 Other liabilities

Other liabilities by type
	30 June 2018	31 December 2017
Net defined benefit liability	413	476
Other post-employment benefits	81	87
Other staff-related liabilities	416	504
Other taxation and social security contributions	414	479
Accrued interest[1]	108	3,606
Costs payable	2,315	2,599
Share-based payment plan liabilities	13	23
Amounts to be settled	6,803	5,017
Other	3,209	3,273

	13,772	16,064

1	As per 1 January 2018 accrued interest is included in the corresponding balance sheet item of the host contract, reference is made to note 1 Accounting policies.

Other liabilities – Other relates mainly to period-end accruals.

10 Subordinated loans and Debt securities in issue

Subordinated loans

Subordinated loans mainly consist of Tier 1 and Tier 2 instruments that may be included in the calculation of ING’s capital ratios. Under IFRS these bonds are classified as financial liabilities and for regulatory purposes they are considered capital.

The increase in subordinated loans in the first six months of 2018 of EUR 257 million is mainly due to two new issued Tier 2 bonds (EUR 750 million and USD 1,250 million) and exchange rate effects, partly offset by the redemption of two Tier 2 bonds (EUR 1.7 billion).

Debt securities in issue

The increase in Debt securities in issue of EUR 20 billion, in the first six months of 2018, is mainly a result of an increase in commercial paper and certificates of deposits of EUR 17 billion, EUR 8 billion respectively. These were partly offset by a decrease in long term bonds, Covered bonds, savings certificates and mortgages backed securities.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	35

Notes to the Condensed consolidated statement of financial position - continued

11 Equity

Total equity
	30 June 2018	31 December 2017
Share capital and share premium
- Share capital	39	39
- Share premium	17,049	17,006

	17,088	17,045
Other reserves
- Revaluation reserves: Available-for-sale and other	n/a	3,447
- Revaluation reserves: Equity secruties at fair value through other comprehensive income	2,263	n/a
- Revaluation reserves: Debt instruments at fair value through other comprehensive income	481	n/a
- Revaluation reserves: Cash flow hedge	422	263
- Revaluation reserves: Credit liability	–116	n/a
- Revaluation reserves: Property in own use	201	203

Revaluation reserves	3,251	3,913
- Net defined benefit asset/liability remeasurement reserve	–394	–400
- Currency translation reserve	–1,941	–1,663
- Share of associates, joint ventures and other reserves	2,600	2,527
- Treasury shares	–20	–15

	3,495	4,362
Retained earnings	29,401	28,999

Shareholders’ equity (parent)	49,984	50,406
Non-controlling interests	734	715

Total equity	50,717	51,121

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	36

Notes to the Condensed consolidated statement of profit or loss - continued

Notes to the Condensed consolidated statement of profit or loss

12 Net interest income

Total Net interest income of EUR 6,845 million includes interest income and expense for instruments calculated using the effective interest rate method and other interest income and interest expense. IFRS 9 resulted in changes to IAS 1 for the presentation of Interest income for instruments calculated using the effective interest rate method, which ING reports as a separate line item in the consolidated statement of profit or loss as from current reporting period.

To further enhance the relevance of the interest disclosures, ING Group changed its separate presentation of interest (income and expenses) for trading derivatives, trading securities and trading loans / deposits (mainly repo’s) to presenting the full fair value movements in ‘Valuation results and net trading income’. The change in presentation is in line with the changed presentation of accrued interest in the balance sheet that it is no longer separately presented, but included in the corresponding balance sheet item of the host contract.

The new interest presentation was applied prospectively together with the other presentation requirements of IFRS 9.

The table below provides a reconciliation between the Net interest income and Valuation results and net trading income as reported in the first 6 months of 2017 and the comparable amounts applying the 2018 accounting policies.

Impact of adoption of IFRS 9 on interest income and expense presentation

		Reclassification	First 6 months of
		of interest	2017 on
	Reported in first	related to	comparable	Reported in first
	6 months of	trading assets/	basis to first 6	6 months of
in EUR million	2017	liabilities	months of 2018	2018
Total interest income	22,086	-8,558	13,528	13,098
Total interest expense	-15,375	8,488	-6,887	-6,252

Net interest income	6,711	-70	6,641	6,845
Valuation results and net trading income	420	70	490	483

Refer to Note ’13 Valuation result and net trading income’ for the interest income and expense from trading assets and liabilities recognised in the first six months of 2018.

13 Valuation results and net trading income

In the first six months of 2017, Valuation results and net trading income included DVA adjustments on own issued notes designated at fair value, amounting to EUR 28 million. In 2018, in accordance with IFRS 9, the DVA adjustments are recognised in OCI.

In the first six months of 2018, Valuation results and net trading income includes EUR 19 million related to warrants on the shares of Voya and NN Group (first six months of 2017: EUR –62 million). Reference is made to Note 2 ‘Financial assets at fair value through profit or loss’.

In the first six months of 2018, Valuation results and net trading income includes EUR 18 million CVA/DVA adjustments on trading derivatives, compared with EUR 21 million CVA/DVA adjustment in the first six months of 2017.

Interest income from trading assets for the first six months of 2018 amounted to EUR 7,195 million.

Interest expense from trading liabilities for the first six months of 2018 amounted to EUR 7,223 million.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	37

Notes to the Condensed consolidated statement of profit or loss - continued

14 Investment income

Investment income
	1 January to 30 June
6 month period	2018	2017
Dividend income	9	18
Realised gains/losses on disposal of debt securities	90	57
Other investment income	3	15

	102	90

15 Other income

Other income
	1 January to 30 June
6 month period	2018	2017
Share of result from associates and joint ventures	48	136
Result on disposal of group companies		1
Other	103	111

	151	248

Results from associates and joint ventures, in the first six months of 2018, mainly comprise the share of results of EUR 35 million (first six months of 2017: 34 million) from TMB Public Company Limited (TMB). First six months of 2017 included EUR 97 million from the sale of shares in Appia Group Ltd UK.

16 Staff expenses

Staff expenses
	1 January to 30 June
6 month period	2018	2017
Salaries	1,666	1,646
Pension costs and other staff-related benefit costs	190	201
Social security costs	261	250
Share-based compensation arrangements	26	32
External employees	439	329
Education	41	36
Other staff costs	100	86

	2,723	2,580

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	38

Notes to the Condensed consolidated statement of profit or loss - continued

17 Other operating expenses

Other operating expenses
	1 January to 30 June
6 month period	2018	2017
IT related expenses	354	359
Office expenses	276	293
Advertising and public relations	200	209
Travel and accommodation expenses	93	86
External advisory fees	158	160
Audit and non-audit services	11	9
Postal charges	25	25
Depreciation of property and equipment	155	163
Amortisation of intangible assets	100	85
Impairments and reversals on property and equipment and intangibles	7	3
Regulatory costs	591	543
Addition/(unused amounts reversed) of provision for reorganisations and relocations	–20	–5
Addition/(unused amounts reversed) of other provisions	–35	75
Contributions and subscriptions	42	43
Other	353	294

	2,309	2,342

Regulatory costs represents contributions to Deposit Guarantee Schemes (DGS), the Single Resolution Fund (SRF) and local bank taxes. In the first six months of 2018 the contributions to DGS were EUR 216 million (first six months of 2017: EUR 204 million) mainly related to Germany, Belgium, the Netherlands, Poland and Spain, and contributions to the SRF of EUR 209 million (first six months of 2017: EUR 178 million). The contribution to the SRF in the first six months of 2018, comprises ING’s contribution for the full year 2018.

Impairments and reversals of property and equipment and intangibles
	Impairment losses		Reversals of impairments		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2018	2017	2018	2017	2018	2017
Property and equipment	5	4	–2	–2	4	2
Property development	3				3
Software and other intangible assets		1				1

(Reversals of) other impairments	9	5	–2	–2	7	3

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	39

Notes to the Condensed consolidated statement of profit or loss - continued

18 Earnings per ordinary share

Earnings per ordinary share
	Amount (in EUR million)		Weighted average number of ordinary shares outstanding during the period (in millions)		Per ordinary share (in EUR)
	1 January to 30 June		1 January to 30 June		1 January to 30 June
6 month period	2018	2017	2018	2017	2018	2017
Basic earnings	2,654	2,514	3,887.4	3,881.2	0.68	0.65
Effect of dilutive instruments:
Stock option and share plans
			2.1	3.2

			2.1	3.2
Diluted earnings	2,654	2,514	3,889.5	3,884.4	0.68	0.65

19 Dividend per ordinary share

Dividends to shareholders of the parent
	Per ordinary share (in EUR)	Total (in EUR million)
Dividends on ordinary shares:
In respect of 2016
– Final dividend, paid in cash in May 2017	0.42	1,632
In respect of 2017
– Interim dividend, paid in cash in August 2017	0.24	933
– Final dividend, paid in cash in May 2018	0.43	1,673

Total dividend paid in respect of 2017	0.67	2,606
In respect of 2018
– Interim dividend declared	0.24	934

On 23 April 2018, the Annual General Meeting of Shareholders ratified the total dividend of EUR 0.67 per ordinary share of which EUR 0.24 was paid as an interim cash dividend during 2017. The final dividend was paid entirely in cash.

ING Groep N.V. is required to withhold tax of 15% on dividends paid.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	40

Segment reporting - continued

Segment reporting

20 Segments

a. General

ING Group’s segments are based on the internal reporting structures by lines of business.

The Executive Board of ING Group and the Management Board of ING Bank set the performance targets, approve and monitor the budgets prepared by the business lines. Business lines formulate strategic, commercial, and financial policy in conformity with the strategy and performance targets set by the Executive Board of ING Group and the Management Board of ING Bank.

Recognition and measurement of segment results are in line with the accounting policies as described in 2017 ING Group Consolidated annual accounts, Note 1 ‘Accounting policies’. Corporate expenses are allocated to business lines based on time spent by head office personnel, the relative number of staff, or on the basis of income, expenses and/or assets of the segment.

The following table specifies the segments by line of business and the main sources of income of each of the segments:

Segments of the Banking results by line of business	Main source of income

Retail Netherlands (Market Leaders)	Income from retail and private banking activities in the Netherlands, including the SME and mid-corporate segments. The main products offered are current and savings accounts, business lending, mortgages and other consumer lending in the Netherlands.

Retail Belgium (Market Leaders)	Income from retail and private banking activities in Belgium (including Luxembourg), including the SME and mid-corporate segments. The main products offered are similar to those in the Netherlands.

Retail Germany (Challengers and Growth Markets)	Income from retail and private banking activities in Germany (including Austria). The main products offered are current and savings accounts, mortgages and other customer lending.

Retail Other Challengers and Growth Markets (Challengers and Growth Markets)	Income from retail banking activities in the rest of the world, including the SME and mid-corporate segments in specific countries. The main products offered are similar to those in the Netherlands.

Wholesale Banking	Income from wholesale banking activities (a full range of products is offered from cash management to corporate finance), real estate and lease.

The geographical segments for the Banking results are presented on page 45.

Geographical segments	Main countries
The Netherlands

Belgium	Including Luxembourg

Germany	Including Austria

Other Challengers	Australia, France, Italy, Spain, Portugal, Czech Republic and UK Legacy run-off portfolio

Growth Markets	Poland, Romania, Turkey and Asian bank stakes

Wholesale Banking Rest of World	UK, Americas, Asia and other countries in Central and Eastern Europe

Other	Corporate Line Banking and the run-off portfolio of Real Estate

ING Group evaluates the results of its banking segments using a financial performance measure called underlying result. Underlying result is used to monitor the performance of ING Group at a consolidated level and by segment. The Executive Board of ING Group and Management Board of ING Bank consider this measure to be relevant to an understanding of the Group’s financial performance, because it allows investors to understand the primary method used by management to evaluate the Group’s operating performance and make decisions about allocating resources. In addition, ING Group believes that the presentation of underlying net result helps investors compare its segment performance on a meaningful basis by highlighting result before tax attributable to ongoing operations and the underlying profitability of the segment businesses. Underlying result is derived by excluding from IFRS the following: special items; the impact of divestments and Legacy Insurance.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	41

Segment reporting - continued

Underlying result excludes special items of income or expense that are significant and arise from events or transactions that are clearly distinct from the ordinary operating activities. Disclosures on comparative periods also reflect the impact of divestments. Legacy Insurance consists of the results from discontinued operations and the results from Insurance Other. Insurance Other reflects (former) insurance related activities that are not part of the discontinued operations.

ING Group reconciles the total segment results to the total result of Banking using Corporate Line Banking. The Corporate Line Banking is a reflection of capital management activities and certain expenses that are not allocated to the banking businesses. ING Group applies a system of capital charging for its banking operations in order to create a comparable basis for the results of business units globally, irrespective of the business units’ book equity and the currency they operate in.

Underlying result as presented below is a non-GAAP financial measure and is not a measure of financial performance under IFRS. Because underlying result is not determined in accordance with IFRS, underlying result as presented by ING may not be comparable to other similarly titled measures of performance of other companies. The underlying result of ING’s segments is reconciled to the Net result as reported in the IFRS Condensed consolidated statement of profit or loss below. The information presented in this note is in line with the information presented to the Executive and Management Boards.

This note does not provide information on the revenue specified to each product or service as this is not reported internally and is therefore not readily available.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	42

Segment reporting - continued

b. ING Group

Reconciliation between IFRS and Underlying income, expenses and net result
6 month period 1 January to 30 June 2018	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Net result IFRS attributable to equity holder of the parent	8,959	5,232	1,021	51	2,654
Remove impact of:
Insurance Other[2]	18	0	0	0	19

Underlying net result IFRS	8,940	5,232	1,021	51	2,636

1	Net result, after tax and non-controlling interests.
2	Insurance Other comprises the net result relating to warrants on the shares of Voya Financial and NN Group. On 18 March 2018 ING sold it’s remaining part of warrants on the shares of Voya Financial.

ING Group Total
6 month period 1 January to 30 June 2018	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	6,864	–19	6,845		6,845
– Net fee and commission income	1,379	0	1,378		1,378
– Total investment and other income	711	6	717		717

Total underlying income	8,953	–13	8,940		8,940
Underlying expenditure
– Operating expenses	5,040	–7	5,032		5,032
– Additions to loan loss provision	200	0	200		200

Total underlying expenditure	5,240	–7	5,232		5,232

Underlying result before taxation	3,713	–5	3,708		3,708
Taxation	1,026	–5	1,021		1,021
Non-controlling interests	51	0	51		51

Underlying net result	2,636	–1	2,636		2,636
Divestments
Special items
Insurance Other[2]				19	19

Net result IFRS attributable to equity holder of the parent	2,636	–1	2,636	19	2,654

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).
2	Insurance Other mainly comprises the net result relating to warrants on the shares of Voya and NN Group.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	43

Segment reporting - continued

Reconciliation between IFRS and Underlying income, expenses and net result
6 month period 1 January to 30 June 2017	Income	Expenses	Taxation	Non- Controlling interests	Net result[1]
Net result IFRS attributable to equity holder of the parent	8,864	5,284	1,022	44	2,514
Remove impact of:
Insurance Other	–64				-64

Underlying net result IFRS	8,928	5,284	1,022	44	2,578

1	Net result, after tax and non-controlling interests.

ING Group Total
6 month period 1 January to 30 June 2017	ING Bank N.V.	Other Banking[1]	Total Banking	Legacy Insurance	Total
Underlying income
– Net interest income	6,756	–45	6,711		6,711
– Net fee and commission income	1,397	–0	1,396		1,396
– Total investment and other income	810	10	820		820

Total underlying income	8,963	–35	8,928		8,928
Underlying expenditure
– Operating expenses	4,908	14	4,922		4,922
– Additions to loan loss provision	362	–0	362		362

Total underlying expenditure	5,269	14	5,284		5,284

Underlying result before taxation	3,693	–50	3,644		3,644
Taxation	1,038	–16	1,022		1,022
Non-controlling interests	44	0	44		44

Underlying net result	2,612	–33	2,578		2,578

Divestments
Special Items
Insurance Other[2]				–64	–64

Net result IFRS attributable to equity holder of the parent	2,612	–33	2,578	–64	2,514

1	Comprises for the most part the funding charges of ING Groep N.V. (Holding).
2	Insurance Other mainly comprises the net result relating to warrants on the shares of Voya and NN Group.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	44

Segment reporting - continued

c. Banking activities

Segments Banking by line of business
6 month period 1 January to 30 June 2018	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other C&G	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	1,755	898	857	1,310	1,922	105	6,845
– Net fee and commission income	320	201	93	212	553	–1	1,378
– Total investment and other income	192	114	10	61	389	–49	717

Total underlying income	2,267	1,213	960	1,583	2,864	54	8,940
Underlying expenditure
– Operating expenses	1,078	903	524	1,001	1,386	139	5,032
– Additions to loan loss provision	-51	78	13	121	39	0	200

Total underlying expenditure	1,028	982	537	1,122	1,425	139	5,232

Underlying result before taxation	1,239	231	423	460	1,439	–85	3,708
Taxation	307	71	137	116	369	21	1,021
Non-controlling interests	0	6	1	36	8	0	51

Underlying net result/ Net result IFRS	933	153	285	308	1,061	–105	2,636

Segments Banking by line of business
6 month period 1 January to 30 June 2017	Retail Netherlands	Retail Belgium	Retail Germany	Retail Other C&G	Wholesale Banking	Corporate Line Banking	Total Banking
Underlying income
– Net interest income	1,778	945	821	1,199	1,896	71	6,711
– Net fee and commission income	301	229	99	193	577	–3	1,396
– Total investment and other income	114	125	–2	85	661	–162	820

Total underlying income	2,193	1,298	918	1,477	3,134	–93	8,928
Underlying expenditure
– Operating expenses	1,121	872	514	890	1,373	152	4,922
– Additions to loan loss provision	29	49	6	107	170	1	362

Total underlying expenditure	1,150	922	520	996	1,543	153	5,284

Underlying result before taxation	1,043	377	398	481	1,591	–246	3,644
Taxation	262	123	134	118	438	–53	1,022
Non-controlling interests	0	3	1	32	7	0	44

Underlying net result/ Net result IFRS	781	251	264	331	1,145	–193	2,578

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	45

Segment reporting - continued

Geographical segments Banking
6 month period 1 January to 30 June 2018	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	2,273	1,044	1,117	847	785	677	102	6,845
– Net fee and commission income	471	252	117	129	164	247	–1	1,378
– Total investment and other income	217	200	13	16	120	197	–46	717

Total underlying income	2,960	1,496	1,248	991	1,069	1,121	54	8,940
Underlying expenditure
– Operating expenses	1,454	1,051	594	584	596	608	146	5,032
– Additions to loan loss provision	–111	67	51	67	85	40		200

Total underlying expenditure	1,343	1,119	645	651	681	648	146	5,232

Underlying result before taxation	1,617	377	603	341	389	473	–91	3,708
Taxation	398	103	204	109	83	105	18	1,021
Non-controlling interests	0	6	1	0	44	0	0	51

Underlying net result/ Net result IFRS	1,219	268	398	231	261	367	–109	2,636

Geographical segments Banking
6 month period 1 January to 30 June 2017	Netherlands	Belgium	Germany	Other Challengers	Growth Markets	Wholesale Banking Rest of World	Other	Total Banking
Underlying income
– Net interest income	2,256	1,079	1,050	748	742	763	72	6,711
– Net fee and commission income	448	288	125	113	161	264	–3	1,396
– Total investment and other income	229	294	9	28	122	194	–55	820

Total underlying income	2,933	1,661	1,184	889	1,025	1,221	14	8,928
Underlying expenditure
– Operating expenses	1,474	1,122	571	509	551	538	157	4,922
– Additions to loan loss provision	6	78	2	97	110	69	1	362

Total underlying expenditure	1,480	1,200	573	606	661	607	157	5,284

Underlying result before taxation	1,453	462	611	283	364	614	–143	3,644
Taxation	365	161	204	85	79	174	–47	1,022
Non-controlling interests	0	3	1	0	40	0	0	44

Underlying net result/ Net result IFRS	1,088	297	406	198	245	441	–96	2,578

IFRS statements of financial position by segment are not reported internally to, and not managed by, the chief operating decision maker.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	46

Additional notes to the Condensed consolidated interim accounts

Additional notes to the condensed consolidated interim accounts

21 Fair value of financial assets and liabilities

The following table presents the estimated fair values of ING Group’s financial assets and liabilities. Certain items per the statement of financial position are not included in the table, as they do not meet the definition of a financial asset or liability. The aggregation of the fair values presented below does not represent, and should not be construed as representing, the underlying value of ING Group.

Fair value of financial assets and liabilities
	Estimated fair value		Statement of financial position value
	30 June 2018	31 December 2017	30 June 2018	31 December 2017
Financial assets
Cash and balances with central banks	38,276	21,989	38,276	21,989
Loans and advances to banks	31,754	28,911	31,627	28,811
Financial assets at fair value through profit or loss
– trading assets	63,817	116,748	63,817	116,748
– non-trading derivatives	2,743	2,231	2,743	2,231
– assets mandatorily measured at fair value through profit or loss	82,168	n/a	82,168	n/a
– assets designated as at fair value through profit or loss	2,775	4,242	2,775	4,242
Investments
– available-for-sale	n/a	69,730	n/a	69,730
– held-to-maturity	n/a	9,378	n/a	9,343
Financial assets at fair value through other comprehensive income
– equity securities	3,667	n/a	3,667	n/a
– debt securities	24,968	n/a	24,968	n/a
– loans and advances	2,865	n/a	2,865	n/a
Securities at amortised cost	49,551	n/a	48,966	n/a
Loans and advances to customers	600,493	588,998	587,415	574,535
Other assets[1]	9,620	11,744	9,620	11,744

	912,698	853,971	898,909	839,373
Financial liabilities
Deposits from banks	39,109	36,868	38,776	36,821
Customer deposits	557,255	540,547	556,681	539,799
Financial liabilities at fair value through profit or loss
– trading liabilities	42,711	73,596	42,711	73,596
– non-trading derivatives	3,041	2,331	3,041	2,331
– designated as at fair value through profit or loss	65,122	11,215	65,122	11,215
Other liabilities[2]	12,434	14,488	12,434	14,488
Debt securities in issue	116,883	96,736	116,099	96,086
Subordinated loans	16,345	16,457	16,225	15,968

	852,900	792,238	851,089	790,304

1	Other assets do not include, among others: (deferred) tax assets, net defined benefit asset, inventory, property development and property obtained from foreclosures.
2

Other liabilities do not include, among others: (deferred) tax liabilities, net defined benefit and related employee benefit liabilities, reorganisation and other provisions and other taxation and social security contributions.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	47

Additional notes to the Condensed consolidated interim accounts - continued

ING Group has categorised its financial instruments that are either measured in the statement of financial position at fair value or of which the fair value is disclosed, into a three level hierarchy based on the priority of the inputs to the valuation. The fair value hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to valuation techniques supported by unobservable inputs. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide reliable pricing information on an ongoing basis. The fair value hierarchy consists of three levels, depending upon whether fair values were determined based on (unadjusted) quoted prices in an active market (Level 1), valuation techniques with observable inputs (Level 2) or valuation techniques that incorporate inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument (Level 3). Financial assets in Level 3 include for example illiquid debt securities, complex derivatives, certain complex loans (for which current market information about similar assets to use as observable, corroborated data for all significant inputs into a valuation model is not available), and asset backed securities for which there is no active market and a wide dispersion in quoted prices.

Observable inputs reflect market data obtained from independent sources. Unobservable inputs are inputs which are based on the Group’s own assumptions about the factors that market participants would use in pricing an asset or liability, developed based on the best information available in the market. Unobservable inputs may include volatility, correlation, spreads to discount rates, default rates and recovery rates, prepayment rates, and certain credit spreads. Transfers into and transfers out of fair value hierarchy levels are made on a quarterly basis.

Level 1 – (Unadjusted) quoted prices in active markets

This category includes financial instruments whose fair value is determined directly by reference to (unadjusted) quoted prices in an active market that ING Group can access. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer markets, brokered markets, or principal to principal markets. Those prices represent actual and regularly occurring market transactions with sufficient frequency and volume to provide pricing information on an ongoing basis. Transfers out of Level 1 into Level 2 or Level 3 occur when ING Group establishes that markets are no longer active and therefore (unadjusted) quoted prices no longer provide reliable pricing information.

Level 2 – Valuation technique supported by observable inputs

This category includes financial instruments whose fair value is based on market observables other than (unadjusted) quoted prices. The fair value for financial instruments in this category can be determined by reference to quoted prices for similar instruments in active markets, but for which the prices are modified based on other market observable external data or reference to quoted prices for identical or similar instruments in markets that are not active. These prices can be obtained from a third party pricing service. ING analyses how the prices are derived and determines whether the prices are liquid tradable prices or model based consensus prices taking various data as inputs.

For financial instruments that do not have a reference price available, fair value is determined using a valuation technique (e.g. a model), where inputs in the model are taken from an active market or are observable, such as interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads.

If certain inputs in the model are unobservable, the instrument is still classified in this category, provided that the impact of those unobservable inputs on the overall valuation is insignificant. The notion of significant is particularly relevant for the distinction between Level 2 and Level 3 assets and liabilities. ING Group has chosen to align the definition of significant with the 90% confidence range as captured in the prudent value definition by the European Banking Authority (EBA). Unobservable parameters are shifted down and upwards to reach this 90% confidence range. The same 90% confidence range is applied to model uncertainty. If the combined change in asset value resulting from the shift of the unobservable parameters and the model uncertainty exceeds the threshold, the asset is classified as Level 3. A value change below the threshold results in a Level 2 classification.

Valuation techniques used for Level 2 assets and liabilities range from discounting of cash flows to various industry standard valuation models such as option pricing model and Monte Carlo simulation model, where relevant pricing factors including the market price of underlying reference instruments, market parameters (volatilities, correlations, and credit ratings), and customer behaviour are taken into account.

Level 3 – Valuation technique supported by unobservable inputs

This category includes financial instruments whose fair value is determined using a valuation technique (e.g. a model) for which more than an insignificant part of the inputs in terms of the overall valuation are not market observable. This category also includes financial assets and liabilities whose fair value is determined by reference to price quotes but for which the market is considered inactive. An instrument in its entirety is classified as Level 3 if a significant portion of the instrument’s fair value is driven by unobservable inputs. Unobservable in this context means that there is little or no current market data available from which to derive a price that an unrelated, informed buyer would purchase the asset or liability at.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	48

Additional notes to the Condensed consolidated interim accounts - continued

Financial instruments at fair value

The fair values of the financial instruments were determined as follows:

Methods applied in determining fair values of financial assets and liabilities (carried at fair value)
	Level 1		Level 2		Level 3		Total
	30 June 2018	31 December 2017	30 June 2018	31 December 2017	30 June 2018	31 December 2017	30 June 2018	31 December 2017
Financial Assets
Financial assets at fair value through profit or loss
– Trading assets	18,202	20,114	45,282	95,530	333	1,104	63,817	116,748
– Non-trading derivatives			2,706	2,146	36	85	2,743	2,231
– Assets mandatorily measured at fair value through profit or loss	70	n/a	80,928	n/a	1,170	n/a	82,168	n/a
– Assets designated as at fair value through profit or loss	142	319	1,713	3,558	920	365	2,775	4,242
Available-for-sale investments	n/a	65,310	n/a	3,940	n/a	480	n/a	69,730
Financial assets at fair value through other comprehensive income	26,864	n/a	1,229	n/a	3,408	n/a	31,500	n/a

	45,278	85,743	131,857	105,174	5,868	2,034	183,004	192,951
Financial liabilities
Financial liabilities at fair value through profit or loss
– Trading liabilities	5,802	5,770	36,656	66,753	253	1,073	42,711	73,596
– Non-trading derivatives			2,970	2,263	71	68	3,041	2,331
– designated as at fair value through profit or loss	1,031	1,285	63,890	9,829	200	101	65,122	11,215

	6,833	7,055	103,516	78,845	525	1,242	110,874	87,142

Main changes in fair value hierarchy in the first six months of 2018

Financial assets carried at fair value decreased compared to 31 December 2017 mainly as a result of the reclassification of EUR 34,988 million available-for-sale debt securities to amortised cost due to the transition to IFRS 9.

In the first six months of 2018, the increase in Level 2 financial assets and liabilities is mainly due to increased (reverse) repurchase balances.

There were no significant transfers between Level 1 and Level 2.

In the first six months of 2018, there were no changes in the valuation techniques.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	49

Additional notes to the Condensed consolidated interim accounts - continued

Changes in Level 3 Financial assets
	Trading assets		Non-trading derivatives		Financial assets mandatorily measured at FVPL		Financial assets designated as at FVPL		Financial assets at FVOCI	Available- for-sale investments	Total
	6 month period ended 30 June 2018	year ended 31 December 2017	6 month period ended 30 June 2018	year ended 31 December 2017	6 month period ended 30 June 2018	year ended 31 December 2017	6 month period ended 30 June 2018	year ended 31 December 2017	6 month period ended 30 June 2018	year ended 31 December 2017	6 month period ended 30 June 2018	year ended 31 December 2017
Opening balance	1,104	1,223	85	256	n/a	n/a	365	456	480	521	2,034	2,456
Effect of changes in accounting policy					1,653				3,446		5,099
Realised gain/loss recognised in the statement of profit or loss during the period[1]	38	–232	33	–45	–18		–12	4	–7		34	–273
Revaluation recognised in other comprehensive income during the period									–70	–5	–70	–5
Purchase of assets	24	610		–9	841		570	226	11	62	1,446	889
Sale of assets	–54	–326	–80	–92	–1,152			–1	–3	–43	–1,289	–462
Maturity/settlement	–43	–141		–2	–46			–1	–440	–24	–530	–168
Reclassifications							–2		–7	7	–9	7
Transfers into Level 3	62	9									62	9
Transfers out of Level 3	–798	–37		-23	–109			–319	–1	–13	–908	–392
Exchange rate differences		–2			2					–24	2	–26
Changes in the composition of the group and other changes									–2	–1	–1	–1

Closing balance	333	1,104	36	85	1,170	n/a	920	365	3,408	480	5,868	2,034

1	Net gains/losses were recorded in income from trading activities in continuing operations herein as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR 40 million of unrealised gains and losses recognised in the statement of profit or loss.

In the first six months of 2018, financial assets transferred out of Level 3 mainly relate to swap positions revised to level 2 based on the ability to demonstrate independent sourcing of observable inputs for swap pricing requirements.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	50

Additional notes to the Condensed consolidated interim accounts - continued

Changes in Level 3 Financial liabilities
	Trading liabilities		Non-trading derivatives		Financial liabilities designated as at FVPL		Total
	6 month period ended 30 June 2018	year ended 31 December 2017	6 month period ended 30 June 2018	year ended 31 December 2017	6 month period ended 30 June 2018	year ended 31 December 2017	6 month period ended 30 June 2018	year ended 31 December 2017
Opening balance	1,073	1,378	68	24	101	123	1,242	1,525
Effect of changes in accounting policy			4				4
Realised gain/loss recognised in the statement of profit or loss during the period[1]	–33	–105		44	5	-6	–29	–67
Issue of liabilities	28	485		1	13	14	41	500
Early repayment of liabilities	–30	–399		–1	–9	–21	–39	–421
Maturity/settlement	–37	–187			–1		–38	–187
Transfers into Level 3	39	16			93		132	16
Transfers out of Level 3	–788	–111			–1	–9	–790	–120
Exchange rate differences		–4						–4
Changes in the composition of the group and other changes	2		–1				2

Closing balance	253	1,073	71	68	200	101	525	1,242

1

Net gains/losses were recorded in income from trading activities in continuing operations included herein as ‘Valuation results and net trading income’ in the statement of profit or loss. The total amount includes EUR -29 million of unrealised gains and losses recognised in the statement of profit or loss.

In the first six months of 2018, financial liabilities transferred out of Level 3 mainly relate to swap positions revised to level 2 based on the ability to demonstrate independent sourcing of observable inputs for swap pricing requirements.

Recognition of unrealised gains and losses in Level 3

Amounts recognised in the Statement of profit or loss relating to unrealised gains and losses during the period that relates to Level 3 assets and liabilities are included in the line item ‘Valuation results and net trading income’ in the statement of profit or loss. Unrealised gains and losses that relate to financial assets at fair value through other comprehensive income are included in the Revaluation reserve – Equity securities FVOCI and the Revaluation reserve – Debt instruments FVOCI.

Level 3 Financial assets and liabilities

Financial assets measured at fair value in the statement of financial position as at 30 June 2018 of EUR 183 billion includes an amount of EUR 5.9 billion (3.2%) which is classified as Level 3 (31 December 2017: EUR 2.0 billion, being 1.1%). Changes in Level 3 from 31 December 2017 to 30 June 2018 are disclosed above in the table ‘Changes in Level 3 Financial assets’.

Financial liabilities measured at fair value in the statement of financial position as at 30 June 2018 of EUR 111 billion includes an amount of EUR 0.5 billion (0.5%) which is classified as Level 3 (31 December 2017: EUR 1.2 billion, being 1.4%). Changes in Level 3 from 31 December 2017 to 30 June 2018 are disclosed above in the table ‘Changes in Level 3 Financial liabilities’.

Of the total amount of financial assets classified as Level 3 as at 30 June 2018 of EUR 5.9 billion (31 December 2017: EUR 2.0 billion), an amount of EUR 3.5 billion (64.1%) (31 December 2017: EUR 1.0 billion, being 49%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial assets includes approximately EUR 1.0 billion (31 December 2017: EUR 0.4 billion) which relates to financial assets that are part of structures that are designed to be fully neutral in terms of market risk. Such structures include various financial assets and liabilities for which the overall sensitivity to market risk is insignificant. Whereas the fair value of individual components of these structures may be determined using different techniques and the fair value of each of the components of these structures may be sensitive to unobservable inputs, the overall sensitivity is by design not significant.

The remaining EUR 1.4 billion (31 December 2017: EUR 0.6 billion) of the fair value classified in Level 3 financial assets is established using valuation techniques that incorporates certain inputs that are unobservable.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	51

Additional notes to the Condensed consolidated interim accounts - continued

Of the total amount of financial liabilities classified as Level 3 as at 30 June 2018 of EUR 0.5 billion (31 December 2017: EUR 1.2 billion), an amount of EUR 0.05 billion (9%) (31 December 2017: EUR 0.8 billion, being 66%) is based on unadjusted quoted prices in inactive markets. As ING does not generally adjust quoted prices using its own inputs, there is no significant sensitivity to ING’s own unobservable inputs.

Furthermore, Level 3 financial liabilities includes approximately EUR 0.1 billion (31 December 2017: EUR 0.1 billion) which relates to financial liabilities that are part of structures that are designed to be fully neutral in terms of market risk. As explained above, the fair value of each of the components of these structures may be sensitive to unobservable inputs, but the overall sensitivity is by design not significant.

The remaining EUR 0.4 billion (31 December 2017: EUR 0.3 billion) of the fair value classified in Level 3 financial liabilities is established using valuation techniques that incorporates certain inputs that are unobservable.

The table below provides a summary of the valuation techniques, key unobservable inputs and the lower and upper range of such unobservable inputs, by type of Level 3 asset/liability. The lower and upper range mentioned in the overview represent the lowest and highest variance of the respective valuation input as actually used in the valuation of the different financial instruments. Amounts and percentages stated are unweighted. The range can vary from period to period subject to market movements and change in Level 3 position. Lower and upper bounds reflect the variability of Level 3 positions and their underlying valuation inputs in the portfolio, but do not adequately reflect their level of valuation uncertainty. For valuation uncertainty assessment, reference is made to section ‘Sensitivity analysis of unobservable inputs (Level 3)’ below.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	52

Additional notes to the Condensed consolidated interim accounts - continued

Valuation techniques and range of unobservable inputs (Level 3)
	Assets		Liabilities		Valuation techniques	Significant unobservable inputs	Lower range		Upper range
	30 June 2018	31 December 2017	30 June 2018	31 December 2017			30 June 2018	31 December 2017	30 June 2018	31 December 2017
At fair value through profit or loss
Debt securities	898	386			Price based	Price (%)	0%	0%	132%	161%
					Net asset value	Price (%)	0%	0%	0%	0%
					Present value techniques	Credit spread (bps)	426		426
Equity securities	141	4		1	Price based	Price	0	1	5,475	54
Loans and advances	1,110	20	17		Price based	Price (%)	10%	0%	100%	101%
					Present value techniques	Credit spread (bps)	95	n.a	95	n.a
Structured notes			200	101	Price based	Price (%)	77%	52%	106%	116%
					Net asset value	Price (%)	n.a	n.a	n.a	n.a
					Option pricing model	Equity volatility (%)	15%	14%	27%	23%
						Equity/Equity correlation	0.6	0.5	0.8	0.7
						Equity/FX correlation	–0.5	0.2	0.1	0.4
						Dividend yield (%)	1%	2%	5%	6%
						Interest rate volatility (%)	28	n.a	80	n.a
						IR/IR correlation	0.7		0.9
					Present value techniques	Implied correlation	0.7	0.7	0.7	0.7
Derivatives
– Rates	191	490	159	485	Option pricing model	Interest rate volatility (bps)	23	23	300	300
						Interest rate correlation	0.8	n.a	0.8	n.a
						IR/INF correlation	n.a	n.a	n.a	n.a
					Present value techniques	Reset spread (%)	2%	2%	2%	2%
						Prepayment rate (%)	5%	5%	10%	10%
						Inflation rate (%)	n.a	4%	n.a	4%
– FX	0	477	1	479	Present value techniques	Inflation rate (%)	n.a	4%	n.a	4%
– Credit	42	10	60	48	Present value techniques	Credit spread (bps)	8	2	3,406	424
						Implied correlation	0.7	0.7	0.7	1.0
						Jump rate (%)	12%	12%	12%	12%
					Price based	Price (%)	95%	n.a	100%	n.a
– Equity	76	161	83	128	Option pricing model	Equity volatility (%)	6%	5%	100%	129%
						Equity/Equity correlation	0.0	0.1	0.9	1.0
						Equity/FX correlation	–0.8	–0.9	0.2	0.8
						Dividend yield (%)	0%	0%	14%	21%
– Other	2	5	5		Option pricing model	Commodity volatility (%)	12%	9%	37%	42%
						Com/Com correlation	n.a	0.3	n.a	0.9
						Com/FX correlation	–0.6	–0.6	0.3	–0.3
Available for sale
– Debt	n.a	14			Price based	Price (%)	n.a	69%	n.a	90%
					Present value techniques	Credit spread (bps)	n.a	n.a	n.a	n.a
						Weighted average life (yr)	n.a	n.a	n.a	n.a
– Equity	n.a	467			Discounted cash flow	Annual Accounts	n.a	n.a	n.a	n.a
					Multiplier method	Observable market factors	n.a	n.a	n.a	n.a
					Comparable transactions		n.a	n.a	n.a	n.a

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	53

Additional notes to the Condensed consolidated interim accounts - continued

At fair value through
other comprehensive
income
Debt	252				Price based	Price (%)	93%	100%
Loans and advances	2,865				Present value techniques	Prepayment rate (%)	6%	6%
	291				Present value techniques	Credit spread (bps)	331	331
Equity						Inflation rate (%)	3%	3%
						Other	63	80
					Price based	Price (%)	n.a	n.a

Total	5,868	2,034	525	1,242

Further information on equity securities, credit spreads, volatility, correlation and interest rates is disclosed in the 2017 ING Group Consolidated annual accounts in Note 37 ‘Fair value of assets and liabilities’.

Sensitivity analysis of unobservable inputs (Level 3)

Where the fair value of a financial instrument is determined using inputs which are unobservable and which have a more than insignificant impact on the fair value of the instrument, the actual value of those inputs at the balance date may be drawn from a range of reasonably possible alternatives. In line with market practice the upper and lower bounds of the range of alternative input values reflect a 90% level of valuation certainty. The actual levels chosen for the unobservable inputs in preparing the annual accounts are consistent with the valuation methodology used for fair valued financial instruments.

If ING had used input values from the upper and lower bound of this range of reasonable possible alternative input values when valuing these instruments as of 30 June 2018, then the impact would have been higher or lower as indicated below. The purpose of this disclosure is to present the possible impact of a change of unobservable inputs in the fair value of financial instruments where unobservable inputs are significant to the valuation.

As ING has chosen to apply a 90% confidence level for its IFRS valuation of fair valued financial instruments, the downward valuation uncertainty has become immaterial, whereas the potential upward valuation uncertainty, reflecting a potential profit, has increased. For more detail on the valuation of fair valued instruments, refer to the section ‘Risk Management – Market risk’, paragraph ‘Fair values of financial assets and liabilities’ in the 2017 ING Group Consolidated annual accounts.

In practice valuation uncertainty is measured and managed per exposure to individual valuation inputs (i.e. risk factors) at portfolio level across different product categories. Where the disclosure looks at individual Level 3 inputs the actual valuation adjustments may also reflect the benefits of portfolio offsets.

Because of the approach taken, the valuation uncertainty in the table below is broken down by related risk class rather than by product.

In reality some valuation inputs are interrelated and it would be unlikely that all unobservable inputs would ever be simultaneously at the limits of their respective ranges of reasonably possible alternatives. Therefore it can be assumed that the estimates in the table below show a greater fair value uncertainty than the realistic position at year end assuming normal circumstances/normal markets.

Also, this disclosure does not attempt to indicate or predict future fair value movement. The numbers in isolation give limited information as in most cases these Level 3 assets and liabilities should be seen in combination with other instruments (for example as a hedge) that are classified as Level 2.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	54

Additional notes to the Condensed consolidated interim accounts - continued

Sensitivity analysis of Level 3 instruments
	Positive fair value		Negative fair value
	movements from		movements from
	using reasonable		using reasonable
	possible alternatives		possible alternatives
	30 June	31 December	30 June	31 December
	2018	2017	2018	2017
Fair value through profit or loss
Equity (equity derivatives, structured notes)	145	222	4
Interest rates (Rates derivatives, FX derivatives)	53	56
Credit (Debt securities, Loans, structured notes, credit derivatives)	28	27
Available-for-sale
Equity	n/a	9	n/a	14
Debt	n/a	1	n/a
Fair value through other comprehensive income
Equity	5	n/a	10	n/a
Loans and advances		n/a		n/a
Debt		n/a		n/a

	231	315	14	14

22 Legal proceedings

As previously noted ING Bank is the subject of criminal investigations by Dutch authorities regarding various requirements related to client on-boarding, money laundering and corrupt practices. ING Group has also received related information requests from the US authorities. ING Group and ING Bank have been cooperating with these investigations and requests. Management has concluded under IFRS that it is more likely than not that a present obligation exists and that an outflow of resources is probable, however is not able to estimate reliably the possible timing, scope or amounts of any fines, penalties and/or other outcome, which could be significant. ING has been engaged in discussions with the relevant authorities on a potential resolution of the issues but such discussions remain ongoing and their outcome uncertain.

23 Companies and business acquired and divested

Acquisitions

Payvision

ING Bank obtained control over Payvision Holding B.V. (Payvision), a fast-growing, leading international omnichannel payments service provider, by acquiring 75% of its shares on 13 March 2018. This is in scope of IFRS 3 ‘Business combinations’. The transaction will enable ING to strengthen its footprint in omnichannel payments services and expand its merchant services for its business customers, in particular in the fast-growing e-commerce segment. Total consideration paid of the 75% of shares was, including deferred and contingent consideration, EUR 260 million.

The share purchase agreement includes also an arrangement for possible acquisition of the remaining 25% shares of Payvision. This consists of a put option exercisable by the original shareholders as well as a call option exercisable by ING. In summary, the put is exercisable after 3 years with an exercise price of fair market value (FMV) unless the fair value of the total business is less than EUR 210 million, then the exercise price is EUR 1. The call option by ING has similar terms but is only exercisable after 5 years. In addition, there are some early redemption features at various prices at various times. The put option, exercisable by the non-controlling interest shareholders, is reported as financial liability with initial recognition through shareholders’ equity of EUR 87 million.

The following table summarises the acquisition date fair value of consideration transferred.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	55

Additional notes to the Condensed consolidated interim accounts - continued

Consideration transferred
Payvision
Cash paid	213
Deferred consideration	25
Contingent consideration	22

Total purchase consideration	260

Contingent consideration is payable by ING to the original shareholders of Payvision in the amount ranging from EUR 0 up to EUR 25 million in 3 tranches upon achievement of 3 milestones. The milestones should be achieved within (1) 6 months after completion of the acquisition, (2) 6 months after achieving milestone 1 and (3) 3 months after achieving milestone 2 (with some additional grace periods of 4 months per milestone permitted). The amounts are payable in tranches of EUR 7 million, EUR 7 million and EUR 11 million respectively. The probability of achievement of the set milestones and the time value of money were taken into consideration in the measurement of the contingent consideration at fair value of EUR 22 million on the date of acquisition. Since the date of acquisition there were no changes in the assumptions used to develop the estimate of the fair value of the contingent consideration.

The incurred acquisition costs amounts to EUR 1 million and are included in the ‘other operating expenses’ in the Consolidated statement of profit or loss.

The assets and liabilities recognised as a result of the acquisition are as follows;

Assets and liabilities recognised as a result of the acquisition
Payvision
Cash and balances with central banks	116
Loans and advances to banks	32
Financial assets at fair value through Other Comprehensive Income	2
Property and equipment	3
Intangible assets	125
Other assets	17
Customer deposits	1
Current tax liability	2
Deferred tax liability	30
Other liabilities	166

Net identifiable assets	97
Less; non-controlling interest	24

Net identifiable assets acquired	72

The fair value of the identified intangible assets are determined using an income approach.

The deferred tax liability comprises the deferred tax resulting from the initial recognition of intangible assets in the business combination. The other liabilities mainly include merchant payables that are part of the normal course of business of Payvision.

The amount of the non-controlling interest is determined based on the proportionate share of the subsidiary’s identifiable net assets.

Goodwill recognised
Payvision
Total purchase consideration	260
Net identifiable assets acquired	72

Goodwill recognised	188

On 20 February 2018 ING acquired 90% of the shares of Makelaarsland B.V. for a total consideration of EUR 14 million. The acquisition of Makelaarsland B.V. led to a recognition of goodwill of EUR 14 million.

The total goodwill of EUR 202 million, from the acquisition of both Payvision and Makelaarsland recognised in the first half of 2018, comprises the fair value of expected synergies arising from the acquisitions.

Goodwill arising on these acquisitions is not expected to be deductible for tax purposes.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	56

Additional notes to the Condensed consolidated interim accounts - continued

The acquired businesses contributed ‘revenues’ of EUR 12 million and net profit of EUR 0 million to the group for the period from 13 March 2018 to 30 June 2018.

If the acquisitions had occurred on 1 January 2018, consolidated ‘revenues’ and consolidated net profit for the half-year ended 30 June 2018 would have been EUR 22 million, and EUR 0 million respectively.

Divestments

There were no material divestments of consolidated companies, in the first six months of 2018 and 2017.

24 Related parties

In the normal course of business, ING Group enters into various transactions with related parties. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operating decisions. Related parties of ING Group include, among others, its subsidiaries, joint ventures, associates, key management personnel and various defined benefit and contribution plans. Transactions between related parties include rendering or receiving of services, leases, transfers under finance arrangements and provisions of guarantees or collateral. Transactions with related parties are disclosed in Note 49 ‘Related parties’ in the 2017 ING Group Consolidated annual accounts.

25 Subsequent events

There were no subsequent events.

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	57

Other information

Review report

To: The Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.

Introduction

We have reviewed the accompanying condensed consolidated interim financial information as at 30 June 2018 of ING Groep N.V., Amsterdam (the “Company”), which comprises the condensed consolidated statement of financial position as at 30 June 2018, the condensed consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the six-month period ended 30 June 2018, and the notes. The Executive Board of the Company is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information as at 30 June 2018 is not prepared, in all material respects, in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union.

Amstelveen, 1 August 2018

KPMG Accountants N.V.

M.A. Hogeboom RA

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	58

Important legal information

ING Group’s interim accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2017 ING Group consolidated annual accounts.

All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements.

Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of European Union countries leaving the European Union or a break-up of the euro, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (5) changes affecting interest rate levels, (6) changes affecting currency exchange rates, (7) changes in investor and customer behaviour, (8) changes in general competitive factors, (9) changes in laws and regulations and the interpretation and application thereof, (10) geopolitical risks and policies and actions of governmental and regulatory authorities, (11) changes in standards and interpretations under International Financial Reporting Standards (IFRS)

and the application thereof, (12) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) the outcome of current and future legal and regulatory proceedings, (16) operational risks, such as system disruptions or failures, breaches of security, cyberattacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) the inability to protect our intellectual property and infringement claims by third parties, (18) the inability to retain key personnel, (19) business, operational, regulatory, reputation and other risks in connection with climate change, (20) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (21) the other risks and uncertainties detailed in the 2017 annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

www.ing.com

ING Group Condensed consolidated interim financial information for the period ended 30 June 2018 - Unaudited	59

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

Date August 1, 2018	By	/s/ J.V. Timmermans
J.V. Timmermans
Chief Financial Officer